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                BEFORE THE PUBLIC UTILITIES COMMISSION OF NEVADA



Docket No. 98-7023

In Re Application of NEVADA POWER COMPANY,

SIERRA PACIFIC POWER COMPANY, and SIERRA

PACIFIC RESOURCES for approval of agreement

and plan of merger.

_____________________________________________


At a general session of the Public Utilities Commission of Nevada, held at its offices on December 31, 1998.



PRESENT:

Chairman Judy M. Sheldrew

Commissioner Lucy A. Stewart

Commissioner Donald L. Soderberg

Commission Secretary Jeanne Reynolds


                                COMPLIANCE ORDER

The Public Utilities Commission of Nevada ("Commission") makes the following findings of fact and conclusions of law:

PROCEDURAL HISTORY
1. On July 7, 1998, Nevada Power Company ("NPC"), Sierra Pacific Resources, and Sierra Pacific Power Company ("SPPCO"or "Sierra") (collectively, "Joint Applicants") filed a joint application, designated as Docket No. 98-7023, with the Commission. Joint Applicants sought authorization to implement a Merger Agreement executed by Sierra Pacific Resources and NPC and to cancel and convert NPC common stock to Sierra Pacific Resources common stock. Joint Applicants also requested that the Commission authorize that upon completion of the merger, the newly-formed company, "Nevada Power Co.," shall succeed to all rights and responsibilities under Chapters 703 and 704 of NRS, related regulations and certificates of authority presently held by NPC. Joint Applicants further requested that the Commission authorize the transfer of the certificate of public convenience and necessity presently held by NPC to the merged and surviving company, Nevada Power Co. The proposed merger includes or contemplates (a) a plan for divestiture of generation assets, (b) use of the proceeds from the sale of generation assets to support transmission and distribution improvements, and (c) amortization of the after-tax gain on the sale of generation assets over three years, to offset generation-related stranded costs and restructuring transition costs, with the balance, if any, to be shared with customers through an incentive rate mechanism. The Merger Agreement contemplates that NPC will become a wholly-owned, first tier utility subsidiary of Sierra Pacific Resources. Sierra Pacific Resources is to continue as the parent


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     company of SPPCO and become the parent company of the surviving corporation. The operating utility subsidiaries will maintain their separate corporate identities and will continue to serve in their respective service territories in northern and southern Nevada. The joint application includes a multi-part regulatory rate plan described by the Joint Applicants as being designed to hold utility customers harmless from any adverse impact on rates associated with the costs of the merger and a proposal for an incentive mechanism through which net merger and related benefits are to be shared between customers and investors.
2. The joint application comes within the purview of the Commission's jurisdiction pursuant to NRS 704.329, 704.410, and 704.322 to 704.325, inclusive.
3. The Commission issued a public notice of this joint application in accordance with State law and the Commission's Rules of Practice and Procedure. Leave to intervene was granted to the Colorado River Commission ("CRC"); Deseret Generation & Transmission Co-operative ("Deseret"); Mt. Wheeler Power, Inc. ("Mt. Wheeler"); the Utility Shareholders Association of Nevada ("USAN"); the Southern Nevada Water Authority ("SNWA"); the City of Fallon; the United States Department of Energy ("DOE"); the California Department of Water Resources; Churchill County; Valley Electric Association. Inc.; the Truckee-Carson Irrigation District; Enron Corp. ("Enron"); Brady Power Partners; Oxbow Geothermal, Inc.; U.S. Energy Systems, Inc.; Barrick Goldstrike Mines Inc. ("Barrick"); the Nevada Independent Energy Coalition ("NIEC"); Newmont Gold Company ("Newmont"); Southern California Edison Company; Southwest Gas Corporation; Paiute Pipeline Company; Southern Energy, Inc./Southern Company Energy Marketing L.P. ("Southern Companies"); Las Vegas Cogen Ltd. Partnership ("Las Vegas Cogen"); the Southern Nevada Homebuilders Association; the International Brotherhood of Electrical Workers/AFL-CIO; Coastal Power Company/Colorado Interstate Gas Company ("Coastal"); the Mirage/MGM Grand Hotel ("Mirage/MGM"); Excalibur/Luxor/Mandalay Bay; Houston Industries Power Generation, Inc.; and the Bonneville Power Administration. The Regulatory Operations Staff of the Commission ("Staff") and the Attorney General's Office of Advocate for Customers of Public Utilities ("UCA") participated in this joint application as a matter of right.
4. The Commission conducted a duly-noticed prehearing conference in this docket on August 27, 1998 (which was continued to September 21, 1998) in Las Vegas, Nevada. On September 3, 1998, the Commission issued an Order which continued the prehearing conference, set a date for the filing of additional information by the Joint Applicants, identified the subject areas to be addressed in the course of this proceeding, and solicited any additional subject areas from the parties.
5. On September 11, 1998, the Joint Applicants filed numerous documents under seal. In a letter and 2-page index which accompanied these documents, the Joint Applicants generally described the sealed documents and advised the Commission that they claimed that all these documents were of a confidential nature.
6. At the continued prehearing conference held on September 21, 1998, the Presiding Officer determined that a hearing should be held for the limited purpose of hearing argument and testimony on whether the Commission should treat the material filed under seal on September 11, 1998 as confidential. On October 13, 1998, Staff made an informational filing which included the standards for confidential treatment and the legislative history of the pertinent statutes. A duly-noticed hearing on this limited issue was held on October 14 and 23, 1998, in Las Vegas. On November 2, 1998, the Commission issued an Order which granted the Joint Applicants' request for confidential treatment for some of these documents and denied the request for others.
7. On September 30, 1998, the UCA filed a motion to compel and request for order shortening time, in which it requested that the Commission order the Joint Applicants to produce all estimates of stranded costs made by the

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     Joint Applicants for their generating assets or costs, or both, over the last three years. On October 6, 1998, Staff filed a joinder in the UCA's motion. On October 12, 1998, Sierra filed its opposition to the motion to compel, in which it argued that the document which the UCA wanted it to produce was privileged material. On October 22, 1998, the UCA filed its reply to Sierra's opposition. On October 23, 1998, the Presiding Officer granted the UCA's motion to compel. (Tr. of October 23, 1998 at 357.) Motions to compel production of the documents filed with the Commission under seal on September 11, 1998 were filed on October 12, 1998 by Las Vegas Cogen, Coastal, and Mirage; these motions were eventually resolved through the execution by the parties of protective agreements. SNWA also filed a motion to compel on October 12, 1998, which was addressed at the hearing held on October 14, 1998.
8. On November 2, 1998, Staff filed a motion to compel in which it requested certain information from NIEC. On or about November 4, 1998, NIEC filed its opposition to Staff's motion. On November 5, 1998, Staff filed its reply to the NIEC's response. At the commencement of the evidentiary hearing on November 9, 1998, these two parties advised the Commission that the motion could be held in abeyance unless and until the parties determined that a ruling would be necessary.
9. In addition to the prehearing conferences held on August 27, 1998 and September 21, 1998, and the hearings on the confidential treatment of certain documents held on October 14 and 23, 1998, an evidentiary hearing was held on November 9, 10, 16 to 20, 23 to 25, 30, and December 1, 2, and 16, 1998 in both Las Vegas and Carson City. The transcripts from November 9, 1998 to December 16, 1998 contain 3,155 pages in 14 volumes. Exhibits numbered 1 to 26, 28 to 63, 65 to 88, and 91 to 95 were admitted into the record. Exhibit 27-C was withdrawn; Exhibits 64, 89, and 90, and part of 87 were stricken. Unless otherwise noted in this Order, references to pages in the transcripts refer to the volumes beginning November 9, 1998 and ending December 16, 1998. Staff withdrew Exhibit 27-C (for confidential) during the course of the hearing. (Tr. at 1024.)
10. On September 17, 1998, the Commission adopted a temporary regulation in Docket No. 98-5001 which set forth the contents of applications for authority to merge, acquire through a subsidiary or affiliate, or otherwise directly or indirectly obtain control of an energy utility.
11. As noted during the prehearing conference held on September 21, 1998, this proceeding was divided into three phases. Phase 1 involves the structural features of the proposed merger, the effect of the merger on competition, and the effect of the merger on existing contracts. Phase 2 addresses the effect of the merger on costs, rates, and quality of service. Phase 3 concerns the effect of the merger on the Commission's jurisdiction.
12. Staff filed Attachments LD-8 and LD-9 to the prepared testimony of Staff witness Mr. Lew DeWeese under seal. Staff notified the Commission and the parties at the commencement of the evidentiary hearing that no confidential treatment was being requested for these documents. (Tr. of November 9, 1998 at 12.)
13. The prepared direct testimony of a witness for Coastal, that of Mr. Donald Zinko (Exhibit 44), was admitted into evidence without cross-examination, upon the motion of the witness' counsel, to which no party objected. (Tr. at 1726-27.)
14. Staff moved to strike the rebuttal testimony of Joint Applicants' witness Mr. John McClellan. The UCA joined in this motion to strike, as did SNWA. The Presiding Officer struck portions of Exhibit 87 and all of Exhibits 88 and 89. (Tr. at 2998-3012.)

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POSITIONS OF THE PARTIES

Phase 1 - Structural features of the proposed merger, the effect of the merger on competition, and the effect of the merger on existing contracts.

Joint Applicants

1. Mr. Michael Niggli, President and Chief Operating Officer of NPC, testified first for the Joint Applicants. The joint application was marked Exhibit 4; Mr. Niggli's prepared direct testimony was marked Exhibit 5. Appendix Volume 1 was marked Exhibit 6; Appendix Volume 2, Exhibit 7. On cross-examination, Mr. Niggli testified that the merged company does want to provide any potentially competitive services which it determines will prove profitable. The Joint Applicants have not finalized their plans with respect to which potentially competitive services it will seek to offer because the applicable regulations which will affect the value of entering such lines of business are not final. (Tr. at 36.) The Joint Applicants have been advised by Credit Suisse First Boston ("CSFB") that the value of the generation assets to be sold can be maximized via a two-phase approach in which preliminary bidding will give them an indication of the degree of interest in the assets. They intend to then shorten the list of bidders to those they believe are serious bidders who will provide the best bids. The second bids solicited from these bidders will be considered final bids. (Tr. at 37.) The Joint Applicants do not intend to own any generation assets once they divest, but that situation may change in the future. (Tr. at 38-39.) Mr. Niggli would not commit to not own any generation assets in the state of Nevada for any extended period of time. (Tr. at 39-40.) He believes that an independent system operator ("ISO") or independent scheduling administrator ("ISA") should mitigate market power problems and that an ISA should allow all parties to realize their business plans on an equal basis. (Tr. at 40, 44.) Although the merged company does not intend to own any generation assets, it may in fact do so if being a provider of last resort makes it sensible to do so. (Tr. at 42.) The merged company intends to reinvest the proceeds from the sale of generation assets into not only transmission and distribution services, but also into energy services. (Tr. at 42.) Mr. Niggli considers the merger very pro-competitive because the plan to divest generation assets will allow multiple owners to enter a market previously controlled by one owner. (Tr. at 44.) The merged company intends to continue to own and operate its transmission facilities. (Tr. at 45.) Mr. Niggli agreed that NPC's contracts with qualifying facilities ("QF contracts") are above market. (Tr. at 53.) These QF contracts are not part of the generation assets which the Joint Applicants plan to divest. (Tr. at 53.) The merged company envisions that customers of distribution service will continue to bear the costs associated with these contracts. (Tr. at 53-54.) Mr. Niggli does not believe that approval by the Commission of the divestiture plan as proposed will affect subsequent decisions related to stranded investment. (Tr. at 58.) If the Commission were to decide that the costs of all generation assets should be netted (above market netted with below market), such a decision might conflict with the divestiture plan as proposed in this joint application. (Tr. at 58-60.) Mr. Niggli expects multiple entities to successfully bid for the generation assets and does not expect to end up with a single owner of all the assets. (Tr. at 61.) He believes two or three owners of NPC's generation assets would be sufficient to alleviate concerns about market power, although he admitted this estimate is not based on specific market power indications. (Tr. at 62.) The Joint Applicants have not made plans on how they will fulfill their contractual obligations with the QFs. (Tr. at 65-67.)
2. On further cross-examination, Mr. Niggli testified that he wanted to find a way for NPC to reduce its dividend without adversely affecting the stock price. (Tr. at 73.) This goal was accomplished through a strategic

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     repositioning, i.e, the merger, of the company, which was well received by
     Wall Street. (Tr. at 73.) Mr. Niggli believes the joint application itself defines the divestiture proposal. (Tr. at 88.) He later described the divestiture plan as a living document which is subject to modification. (Tr. at 93.) The Joint Applicants would not accept a conditional approval of the merger which involves consideration and approval of a comprehensive final divestiture plan in a separate proceeding, because the time frame for conclusion of such a proceeding is unknown. Mr. Niggli believes that the Joint Applicants' proposal will allow for the onset of competition by the end of 1999. (Tr. at 98.) If the Commission were to impose such a condition, the Joint Applicants would have to reconsider their decision to merge. (Tr. at 99.)
3. Upon questioning by the Commission, Mr. Niggli testified that he is unsure that the merged company would be able to provide billing and customer services on a competitive basis with other entities which presently provide such services. The Joint Applicants' plans are not final in terms of which potentially competitive services it intends to form affiliates to provide. (Tr. at 102.) At this time the merged company intends to provide billing and customer services only for its own affiliates. Mr. Niggli believes this can be done without raising antitrust concerns. (Tr. at 105, 118, 121.) Mr. Niggli considers purchased power contracts a subset of generation resources. If the merged company retains its purchased power contracts, it will have to either form a generation affiliate or transfer control of the assets to an ISA. (Tr. at 110.) For all proceeds from the sale of generation assets up to book value, the Joint Applicants want to be able to reinvest the proceeds in transmission, distribution, energy services, debt retirement, and repurchase of equity. (Tr. at 122.) Mr. Niggli believes the proceeds from generation assets, which were paid for by ratepayers, should be available to the corporation to use as it sees fit. (Tr. at 122-23.) He does not envision having the Commission review how the proceeds from the sale up to book value might be used. For any proceeds above book value that are obtained, a proposal has already been made. (Tr. at 123-24.) He believes the merged company will be financially stronger and more resistant to acquisition by another utility in the future. (Tr. at 132-33.) He admitted there is no assurance that the merged company will not be acquired anyway. (Tr. at 133.) Absent the merger, NPC might consider competing in Sierra Pacific's territory. (Tr. at 136.) With the merger, one potential competitor is removed from the picture. (Tr. at 137.) Mr. Niggli hopes the merger will result in a stronger company who will better compete with other entrants into the market. (Tr. at 137.) It would be important, but not essential, for the Commission to approve the Joint Applicants' ISA proposal before it is filed with the Federal Energy Regulatory Commission ("FERC"). (Tr. at 138, 141.) He agreed that the Joint Applicants are not requesting approval of the actual process by which divestiture will be accomplished, although they are requesting approval to divest the assets. (Tr. at 142.)
4. Mr. Malyn Malquist, Chairman of the Board, President, and Chief Executive Officer for Sierra Pacific Resources and Sierra Pacific Power Company, testified next. His prepared direct testimony was marked Exhibit 10. On cross-examination, Mr. Malquist agreed that potential new suppliers of generation will need to feel comfortable that they will have unfettered access to the transmission grid before making the investment necessary to build new generation. (Tr. at 147-48.) Assuming a generation affiliate is formed, the merged company does not intend to have that affiliate hold the purchased power agreements or QF contracts which the two utilities presently hold. The merged company intends to charge the costs associated with these agreements as an adder to distribution or transmission charges. (Tr. at 149-50.) The Joint Applicants intend to keep the two utility companies separate following the merger. (Tr. at 163.) If the generation assets are sold above book value and the proceeds are used to offset some of the QF contracts, distribution and transmission charges would be lower. The Joint Applicants have not proposed this type of netting. (Tr. at 170.) The Joint Applicants expect approximately $1 billion in proceeds from the

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     sale of generation assets. The construction budget for the merged company is in the range of $300 to $350 million. With the remainder, the merged company might retire debt and buy back stock. (Tr. at 181.)
5. However, neither of these options result in a return as high as what can be realized from investing in expansion of transmission and distribution. (Tr. at 181.) Upon questioning by the Commission, Mr. Malquist admitted that the joint application lacks information about the ultimate corporate structure and organization of upper management following the merger. He and Mr. Niggli are still working on the final structure. (Tr. at 185.) Mr. Malquist does not consider purchased power part of generation. (Tr. at 189.) He believes an appropriate way to handle the QF and purchased power contracts is to have their costs allocated to distribution service. (Tr. at 190-91.) He considers it essential that the Commission have input on the structure of an ISA. (Tr. at 193.)
6. Mr. Steven Oldham, Vice President of Transmission Services and Strategic Development for Sierra Pacific Power Company, testified next. His prepared direct testimony was marked Exhibit 11. Section II-D of this testimony was withdrawn. On cross-examination, Mr. Oldham agreed that the Joint Applicants did consider and evaluate the assets which are the QF contracts in connection with this joint application. (Tr. at 209.) He clarified that the testimony which was withdrawn is still the Joint Applicants' position; the decision to withdraw the testimony from this proceeding concerns the timing of its consideration. (Tr. at 209-10.) Mr. Oldham knows of no plans to acquire generation facilities outside the state of Nevada. (Tr. at 212-13.) He could not say whether in the future the merged company will seek to acquire generation facilities. (Tr. at 216-17.) He believes that FERC Order 888 and the tariff which Sierra filed with FERC in July 1996 are adequate to ensure access to the transmission system. (Tr. at 223, 245.) Mr. Oldham did not agree that the administrator of an ISA needs to be a truly independent entity in order to foster the desire on the part of generation companies to enter the Nevada market. (Tr. at 225.) Mr. Oldham testified that uncertainty surrounding Commission policies affects the marketability of generation assets, but disagreed that the value of such assets would be maximized if the divestiture process were delayed until after restructuring is completed. (Exhibit 11, p. 12; Tr. at 251-52.) He believes certain risks will be present even after restructuring. (Tr. at 252-54.) Mr. Oldham stated the Joint Applicants' ability to divest is tied to their ability to retain shareholder value. He considers the proposed merger critical to the ability to divest without losing shareholder value. (Tr. at 254-55.) He agreed that the joint application contains no assurance that all proceeds from the sale of generation assets will not be used to either retire debt or buy back equity. (Tr. at 255-56.) Mr. Oldham testified that Sierra Pacific Power Company has sufficient transmission and generation in its service territory to meet its load, but admitted that during the summer of 1998 it asked Newmont to back down its load by approximately 40 megawatts. It made similar requests of other customers. Most of the contracts Sierra has under its GS-4C or GS-5T tariffs run beyond the year 2000. The merged company wants to continue to serve these customers, but Mr. Oldham did not specify how it will do so. (Tr. at 262-67.) If the Commission were to require that the Joint Applicants file a rate case and have it resolved prior to consummating this merger, such a condition might be unacceptable because of the timing involved in conducting a rate case. (Tr. at 265.) The Joint Applicants want an order on this merger to enable them to recover the costs of the transaction. (Tr. at 266.) Mr. Oldham expects the plan to seek multiple owners of the generation assets to result in a lower value for the assets but a higher degree of competition. (Tr. at 269.) He could not specify how Sierra Pacific will fulfill its contract obligations after the merger and the onset of retail competition. (Tr. at 271-73.) Sierra believes the costs associated with its purchased power contracts should remain in bundled rates, even if they must appear as a separate line item. (Tr. at 281.) Mr. Oldham described the charges to be assessed as "additional transmission costs" to be recovered

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     from all customers. (Tr. at 281-82.) The merged company intends to honor purchased power contracts just as it intends to honor contracts with large customers. (Tr. at 285.) The merged company's load could not be met without these purchased power contracts. (Tr. at 285-86.) The generation supplied to the grid from purchased power agreements should be shared proportionately by all aggregators and energy service providers who make retail sales to customers in Nevada. The allocation of associated generation costs should be made in the same proportion. (Tr. at 286-87.) Mr. Oldham testified that the merged company could form an affiliate to buy power from entities such as QFs and resell this power; he was unsure whether the company would have to form an affiliate to perform this function. (Tr. at 297-98.) The Joint Applicants are committed to either joining a regional ISO or forming an independent transmission company within three years and would accept being required to do so by the Commission in connection with approval of this merger. (Tr. at 306.) The merged company plans to invest $948 million in transmission facilities in Northern Nevada following the divestiture. (Tr. at 308.) Mr. Oldham testified that one way to deal with the costs of purchased power contracts and QF contracts would be to require those who sell to retail or wholesale customers to buy a portion of their total supply from a pool of purchased power contracts and have the aggregators themselves pass the charges on to customers. (Tr. at 311, 313-14.) The Joint Applicants are not requesting approval of any investment in transmission facilities in connection with this joint application. (Tr. at 362.)
7. Upon questioning by the Commission, Mr. Oldham agreed that, because of the presence of load pockets, the Commission has a legitimate concern about the level of price control that needs to be established prospectively for retail customers. (Tr. at 369.) He disagreed that the Joint Applicants' proposal is to divest generation assets only if the Commission approves this merger as proposed. (Tr.. at 372-74.) He did state that if the Commission's decision serves to modify the proposed merger in some fashion, the Joint Applicants will have to consider the ramifications of any modifications before deciding whether to actually merge. (Tr. at 374.) Mr. Oldham testified that Sierra has not made final determinations concerning how it will honor the contracts it has with large customers because it does not know what rules will prevail in the restructured environment. (Tr. at 396.) Sierra has not done a business case analysis concerning which classes of customers it wants to serve in the competitive marketplace because it first needs to know all the rules under which service is to be offered. (Tr. at 400-02.) He admitted that the joint application does not contain the merged company's plans for dealing with the issue of how to honor current service contracts during the transition from a noncompetitive environment to an effectively competitive one. (Tr. at 404.) Mr. Oldham does not consider the costs associated with above-market QF contracts stranded costs because he considers the obligations in these contracts ongoing obligations which the Joint Applicants are not proposing to divest. (Tr. at 404-05.) He envisions seeking stranded cost recovery of costs associated with assets of which the company relinquishes control. (Tr. at 405.)
8. Mr. Matt Davis, Division Director of System Planning and Operations for NPC, testified next. His prepared direct testimony was marked Exhibit 12. He made some changes to this testimony when he took the witness stand. (Tr. at 429-30.) On cross-examination, Mr. Davis testified that NPC can currently generate only about 2,000 megawatts of capacity and currently imports another 1,700 and 2,000 megawatts. Sierra Pacific also imports to meet its load. (Tr. at 433.) He agreed that both transmission and generation are deficient in Nevada. (Tr. at 434.) Some of the contracts NPC has executed with the CRC do not require written approval to assign the contract to another entity; some do have this requirement. (Tr. at 444-50.) Mr. Davis understands that all contracts which NPC currently holds will be assumed by the new company, "Nevada Power Co." (Tr. at 454.) The 235

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     megawatts which NPC is entitled to purchase under the Hoover contract represents about ten percent of generation capacity. (Tr. at 456-57.) Mr. Davis could not say whether the new merged company will be in a position to fulfill certain obligations now embodied in contracts with CRC once the merger is consummated and retail competition has begun. (Tr. at 464-65, 470-71.) The Joint Applicants wish to remain as control area operators after the merger is completed and they have divested their generation assets. Mr. Davis insisted that the merged company can accomplish this even though it will own no generation resources by purchasing generation. He agreed that a control area operator needs generating resources to ramp up, ramp down, and provide reactive power. (Tr. at 495.) He believes an ISA is needed primarily to manage the limited import capability of the two respective control areas. (Tr. at 496.) He does not believe the Joint Applicants' plans in this regard create the potential for anticompetitive behavior, because the rules governing the ISA can cover such situations. (Tr. at 496-98.)
9. Mr. Thomas Osborne of CSFB testified next. The affidavit submitted in connection with the hearing held on October 14, 1998 for the purpose of determining whether certain documents should remain confidential had previously been marked Exhibit 1. On cross-examination, Mr. Osborne testified that CSFB was initially hired to review ways to reduce the costs of the QF contracts through securitization or issuance of securitization bonds and undertook financial analysis and valuation work toward that end. (Tr. at 503.) The QF contracts were never considered part of the assets to be divested. (Tr. at 506.) An analysis was conducted which concluded that there would be insufficient premium value in the sale of power plants to offset the potential market value of the QF contracts. This analysis indirectly contributed to the development of the divestiture proposal contained in this joint application. (Tr. at 516-17.)
10. Upon questioning by the Commission, Mr. Osborne recognized that the regulatory authority might consider the costs associated with QF contracts as potential stranded costs even if the Joint Applicants do not. (Tr. at 554-55.) Although he has been informed by NPC that Commission approval of a divestiture plan is unnecessary, Mr. Osborne testified that regulatory approval of the plan would lend certainty to the process and increase the value of the assets to be divested. (Tr. at 557.)

Southern Companies
1. Mr. James Ronald Harris, Vice President of External Affairs and Assistant Corporate Secretary for Southern Energy, testified for the Southern Companies. Mr. Harris adopted the prepared direct testimony of Kim Heinz, which was marked Exhibit 18. Mr. Harris's qualifications were marked
     Exhibit 19. On cross-examination, Mr. Harris testified that building more transmission facilities would enhance competition in the state. (Tr. at 574.) The Southern Companies currently sell wholesale power to NPC and intend to compete in other areas as well. (Tr. at 575.) Mr. Harris stated that generating assets are more valuable when they are sold in large blocks. (Tr. at 580.) The Southern Companies believe, based on their experience with auctions, that while the Joint Applicants' plan to limit prospective buyers to small increments may have been intended to mitigate market power, such a plan will actually stifle competition because it will limit the number and size of respondents. (Tr. at 580-81.) Mr. Harris believes the divestiture of generating assets will help to develop the competitive wholesale markets, which is where the Southern Companies' sole interest in this proceeding lies. (Tr. at 585.) While the Southern Companies have no current plans to build new generation in the state, Mr. Harris could not say whether such projects might be taken up in the future. (Tr. at 585.)
2. On redirect examination, Mr. Harris confirmed that Southern Companies are not in the retail business now and do not intend to be in it in the future. (Tr. at 598.) Upon questioning by the Commission, he explained that the

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     Southern Companies want to compete in the wholesale market in the West.
     (Tr. at 601.) In order to promote a competitive market, it would be necessary for more than one buyer to purchase the generating plants. (Tr. at 605-06.)

Mirage/MGM
1. Mr. Douglas Burton, Chairman of Acarus Group, a consulting firm dealing primarily in natural gas and electric power transactions, testified on behalf of Mirage/MGM. His prepared direct testimony was marked Exhibit 20. He made one correction to this testimony when he took the witness stand. (Tr. at 612.) On cross-examination, Mr. Burton explained that his clients want more clarification and details on how this merger will interact with restructuring and support the merger with conditions. (Tr. at 615.) The Mirage/MGM believe that who ultimately owns the generating assets could affect quality of service. (Tr. at 630.) Mr. Burton expressed concern that this joint application appears to attempt to decide some issues as part of approving this merger rather than have them considered separately by the Commission itself. (Tr. at 643.) He considers an ISA or some type of scheduling coordinator essential to the development of competition in this state. (Tr. at 651.) He understands that the Joint Applicants have proposed the formation of an interim ISA which would operate independently of suppliers of generation and retailers. (Tr. at 654.) Mr. Burton believes the Commission should consider a sharing mechanism, between ratepayers and shareholders, for amounts determined to be stranded costs. (Tr. at 670.) He believes the divestiture of assets should follow, not proceed, unbundling. (Tr. at 679.) He does not believe coupling the decision on this merger with a decision on the divestiture of generation assets is in the public interest. (Tr. at 683.) He had understood that affiliates of the Joint Applicants might bid for the generating assets; he agreed that now this is not the case, therefore, some degree of uncertainty is removed from the merger and divestiture proposal. (Tr. at 686.)
2. Upon questioning by the Commission, Mr. Burton stated, with respect to the QF contracts, he is concerned that approval of this merger might be construed later on as some type of final determination of the treatment of such contracts. (Tr. at 694-95.) He thinks more information is needed as to how various contracts the Joint Applicants currently have will be handled before a merger is given final approval. (Tr. at 700.)
3. Mr. Mark Garrett, an attorney and public utility regulation consultant, testified next for Mirage/MGM. His prepared direct testimony was marked
     Exhibit 21. On cross-examination, Mr. Garrett testified that he considers the joint application unclear on whether revenue requirements will be adjusted as a result of the rate case which is part of the compliance filing (NRS 704.986); they do need to be adjusted. (Tr. at 709-11.) Mr. Garrett recommends that divestiture follow the compliance filing rate case. (Tr. at 714.) He considers the joint application and accompanying testimony unclear on the way stranded costs will be determined; the application suggests that the companies intend to make certain decisions before the Commission itself has had an opportunity to review this issue. (Tr. at 726.) Mr. Garrett believes the Joint Applicants are attempting to justify recovery of the acquisition premium, or goodwill, based upon various hold harmless provisions. (Tr. at 731.) He considers a commitment to freeze rates, when rates should actually be reduced, a hollow type of hold harmless provision. (Tr. at 731-32, 765.) It's clear to the witness that the Joint Applicants have proposed to recover the acquisition premium through rates because they have proposed amortizing the premium to Account 425, an above-the-line account. (Tr. at 735-36.) The Joint Applicants have not proposed a mechanism for tracking costs and savings associated with the merger; Mr. Garrett considers it difficult to track costs and even more difficult to track savings. (Tr. at 739.) The Joint Applicants have requested establishment of a return on equity ("ROE") of 12 percent in connection with the proposed sharing mechanism. (Tr. at 745.) If an

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     appropriate ROE based on current market conditions is 8.5 percent, he would consider 9 percent an appropriate ROE for sharing purposes. (Tr. at 747.) With respect to crediting accumulated depreciation, Mr. Garrett testified any after-tax gain should be credited entirely to ratepayers by crediting the gain directly to the depreciation reserve, or flowing it back through over some period of time. (Tr. at 747.) He suggests that the Commission require the Joint Applicants to invest proceeds from the sale of generating assets in needed transmission facilities in order to alleviate load pocket situations. (Tr. at 751-52.)
4. On redirect examination, Mr. Garrett expressed his concern that approval of this joint application might be construed later to preclude the Commission's ability to make decisions on certain issues such as the disposition of QF contracts. (Tr. at 754.) On recross-examination, he agreed that if certain customers of the Joint Applicants take service under contracts which are due to expire after the onset of retail competition, some kind of open season might in fact be appropriate. (Tr. at 729, 758.) Mr. Garrett believes Nevada law contemplates netting above market costs with those that are below market in terms of stranded costs. (Tr. at 759.) He testified that unbundling, where appropriate costs are assigned to each function before divestiture, is necessary so that a utility will not have an easy way of moving inappropriate costs to captive customers. (Tr. at 770.)

Coastal
1. Coastal presented Mr. Aviv Goldsmith, Director of Coastal's project power development efforts in Nevada. His prepared direct testimony was marked
     Exhibit 22. On cross-examination, he confirmed that Coastal plans on building new generation in Sierra's service territory. (Tr. at 778.) The company has also done some preliminary site investigation in southern Nevada. (Tr. at 781.) Mr. Goldsmith confirmed that Coastal does not anticipate being ready to enter the market by January 2000, but believes his company will be ready to serve the mines in northern Nevada when their contracts with Sierra expire. (Tr. at 782-83.) Coastal's main concern relates to transmission access and the potential for affiliates to behave in a noncompetitive manner. Mr. Goldsmith believes a strong ISA can mitigate some of these concerns. (Tr. at 787.) Coastal believes that an ISA should have an independent board and eventually become an independent operator. (Tr. at 788.) Coastal has not decided whether it will participate in the auction process for generating assets; its decision will depend on the structure of the sale and on which assets are to be sold. (Tr. at 789.)
2. Upon questioning by the Commission, Mr. Goldsmith testified that if the merger is approved, the Commission will lose the opportunity to compare the two utilities to each other as competitors and have one serve as an example. (Tr. at 803.) The Joint Applicants have expressed a desire to provide energy services, but the application lacks detail on this plan. (Tr. at 805.) Broadly speaking, Coastal favors a strong ISA which exercises a good deal of control over dispatch and which has an independent board; at some point in the future it should move to an ISO. (Tr. at 806.)

Las Vegas Cogeneration
1. Las Vegas Cogen presented Mr. Benjamin Campbell, President, as a witness. His prepared direct testimony was marked Exhibit 23. On cross-examination, he explained that Las Vegas Cogen has assumed that its QF contract with NPC will remain with the distribution company after the onset of retail competition. He also expects his contract to become part of the pool of stranded costs. (Tr. at 820-21.) He anticipates that NPC will work with the ISA to schedule delivery of the power from his contract to the system, with NPC buying the energy. (Tr. at 823-24.) He could not say whether the law would allow an electric distribution utility to purchase and sell energy after restructuring. (Tr. at 824.) Mr. Campbell stated that the merger itself does not affect Las Vegas Cogen or the terms of its contract. Las

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     Vegas Cogen is willing to discuss a buy-out of this contract. (Tr. at 827.)
     NPC and Las Vegas Cogen have engaged in buy-out discussions. (Tr. at 827-28.) He agreed that, to date, neither party has been able to achieve the benefits it hoped to achieve from these negotiations. (Tr. at 829.)
2. Upon questioning by the Commission, Mr. Campbell stated that this merger and restructuring are interconnected. (Tr. at 829-30.) His company's main concern is which company his contract will be with in the future. (Tr. at 830.) He would be concerned if the assets associated with his contract were assigned to an affiliate; his concerns center around the creditworthiness and financial strength of the affiliate. (Tr. at 833.) The joint application is unclear with respect to how his contract will be treated in the future. (Tr. at 834-35.)

Regulatory Operations Staff
1. Staff presented Mr. Lew DeWeese, Senior Financial Analyst, as its first witness. His prepared direct testimony was marked Exhibit 24. He made one change to this testimony when he took the witness stand. (Tr. at 840.) On cross-examination, Mr. DeWeese confirmed that he is concerned about whether certain tax-exempt bonds which NPC has issued will retain their tax-exempt status once the merger is consummated. The company's tax-exempt status might also be in jeopardy due to reorganization of operations and employees. (Tr. at 845.) NPC has sought advice from its bond counsel; Mr. DeWeese believes a ruling from the Internal Revenue Service ("IRS") is needed because bond counsel's preliminary conclusion is uncertain. (Tr. at 846.) The financial impact of the loss of tax-exempt status could reach $8 million per year. (Tr. at 850.) Staff has not taken a position on the appropriate treatment of any increased costs which may stem from the loss of tax-exempt status. (Tr. at 851.) With respect to Sierra Pacific, Mr. DeWeese understands that Sierra does not intend to complete the divestiture process until appropriate releases are secured from first mortgage bondholders. He understands NPC plans on following this same route. (Tr. at 862.) Staff recommends that the Commission require the companies to submit the final opinion of the trustee for the bondholders which allows the releases. (Tr. at 863.)
2. Staff presented Mr. Whitfield Russell, a principal with Whitfield Russell and Associates, next. His prepared direct testimony was marked Exhibit 26. He made some corrections to this testimony when he took the witness stand. (Tr. at 1020-22.) On cross-examination, he stated that while he knows the QF contracts are above market, he has not determined the degree to which they are above market. (Tr. at 1025.) The auction of the assets to be divested will determine the extent to which any above market assets or obligations may be offset by those that are below market. (Tr. at 1025-26.) The divestiture plan needs to be reviewed in a separate proceeding with attention paid to the bundles being offered. The load pocket situation in Nevada requires that the details of divestiture be carefully specified so as not to create market power problems. (Exhibit 26; Tr. at 1029.) He has not attempted to determine what the correct number of bundles should be; that determination needs to be made later. (Tr. at 1029-30.) Mr. Russell testified that generation capacity in northern Nevada amounts to approximately 1,700 to 2,000 megawatts; net imports are limited to 360 at present. In southern Nevada it amounts to approximately 2,000 megawatts; an additional 2,000 are imported. (Tr. at 1053-54.) The sale of existing generation assets within the load pocket in northern Nevada to only a few buyers would create opportunities for collusion, depending on how the bundles are distributed. (Tr. at 1054.) He does not believe the number of megawatts which a generating entity has is what makes for efficiency. (Tr. at 1055.) Mr. Russell's preferred ISO or ISA is one which protects competitors and consumers by transferring control from an owner of transmission to an independent body. (Tr. at 1060.) Because the output from the Valmy plant is known to be the least expensive source of power, there should ideally be more than one owner of this plant. Otherwise, an owner

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     will know that he can raise the price of this power with impunity. This requirement also applies to other generating units where market power can be exercised at certain periods of time or for certain blocks of load. (Tr. at 1062-63.) Mr. Russell does not believe that Mr. Oldham's recommendation to have any gain on the sale of generation assets amortized over three years and first used to offset stranded costs related to the designation of energy as a potentially competitive service comports with NRS 704.983, because this recommendation fails to subtract stranded costs associated with QF contracts. (Tr. at 1115.) It is not necessary to project what the residue might amount to after proceeds are applied to fuel, transportation, and other costs of making energy potentially competitive, because the divestiture process will reveal these numbers. (Tr. at 1121.) Maximization of price in the sale of assets should not be the sole criterion, because it will likely lead to concentrated ownership of generation. (Tr. at 1122.) Mr. Russell considers divestiture of generation assets in the public interest; however, any divestiture must have conditions imposed on it to prevent abuses of market power. (Tr. at 1167.) The development of a competitive market requires the sale of generating plants, particularly those of Sierra. (Tr. at 1170.) Divestiture is desirable because it defers vertical use of vertical power. But once divestiture has been accomplished, one needs to consider horizontal market power among competing generating entities. (Tr. at 1173.) A divestiture which is not properly conditioned may prove quite detrimental to ratepayers. (Tr. at 1182-83.) Expanding a transmission system may not be a positive step toward promoting competition if the cost of expanding exceeds the cost of increasing generation in the area. (Tr. at 1207.) While the proposed merger and plan for divestiture reduce vertical market power, they do not eliminate it. (Tr at 1212.) The sale of the generation assets with or without the merger presents certain problems. The sale might be structured in a way which will lead to anti-competitive conduct between Sierra and an affiliate alternative seller. (Tr. at 1214-17.) Structuring the sale in a way that maximizes competition might reduce the net proceeds to be realized; a balance needs to be struck. (Tr. at 1219.)
3. Upon questioning by the Commission, Mr. Russell confirmed that while he does not wish to dictate the number of bundles of generating assets to be sold, the Joint Applicants have proposed that they be sold in too few bundles (three bundles in the North, four in the South). (Tr. at 1238-39.) Based on Section 201(b) of the Federal Power Act, which provides that FERC shall not have jurisdiction over facilities used for the generation of electric energy and over facilities used in local distribution, the divestiture of generation assets is probably jurisdictional to this Commission. With respect to the sale of any assets which might be jurisdictional to FERC, there might be shared jurisdiction. (Tr. at 1246.) With respect to the Joint Applicants' proposal to divest generating assets but remain the control area operator, Mr. Russell explained that a control area operator has knowledge of all schedules for power coming in and going out and on whose behalf business is being conducted. An operator might be able to favor an affiliate over other competitors. (Tr. at 1248.)
4. Staff presented Mr. Michael Greedy, Regulatory Analyst in the Financial Analysis Division, as another witness. His prepared direct testimony was marked Exhibit 33. He made some corrections to this testimony when he took the witness stand. (Tr. at 1375.) On cross-examination, Mr. Greedy testified that he understands that, after a meeting attended by certain parties to this proceeding which was held in late September 1998, Staff had more information about the Joint Applicants' plan for divestiture. (Tr. at 1380-82.) Mr. Greedy had not seen a final description of the assets to be auctioned at the time he testified. (Tr. at 1384-86.) He does not believe there is enough material in the joint application from which to discern whether the divestiture plan is appropriate. (Tr. at 1395, 1417.) The terms of the offering memorandum are critical to how a potential bidder will make his bid. The process may influence the divestiture plan. Mr. Greedy does

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     not believe the Commission will be in a position to properly review the divestiture plan without the offering memorandum. (Tr. at 1405-06.) He recommends that the divestiture plan be considered anew in a separate docket and that any final approval of the merger follow approval of this plan. (Tr. at 1406-07.)
5. On redirect examination, Mr. Greedy confirmed that the joint application itself does not contain a comprehensive plan for divestiture. (Tr. at 1436-37.)
6. Upon questioning by the Commission, Mr. Greedy stated that while he is aware that the Joint Applicants have identified labor force separation as an issue to be addressed, he has not seen how they plan to address it. Likewise, none of the material he has reviewed has revealed a plan for operational coordination among divested plants or a reconciliation of generation divestiture with issues which relate to integrated resource planning. Also missing is information on the coordination of the divestiture of generation assets with a generation aggregation tariff. (Tr. at 1444.) Mr. Greedy understands that once the generating plants are sold, they will come under the FERC's jurisdiction for the purpose of setting rates. (Tr. at 1447-48.) He agreed that this Commission has a genuine interest in knowing the terms and conditions under which Nevada ratepayers will receive generation services. (Tr. at 1448.) The Commission has similar responsibilities with respect to the formation of an ISA. (Tr. at 1449.)
7. Staff called Dr. Dan Berry, Staff Economist in the Regulatory Policy and Market Analysis Division, as its next witness. His prepared direct testimony was marked Exhibit 39. He made some corrections to this testimony when he took the witness stand. (Tr. at 1453-54.) On cross-examination, Dr. Berry confirmed that owners of generation facilities do not presently have the ability to exercise market power because their prices are regulated. (Tr. at 1455.) If these assets are divested in the manner suggested by the Joint Applicants, there is a strong possibility that the new owners will be able to exert market power. (Tr. at 1455-56.) The generation aggregation tariff which Staff has designed is intended to constrain prices in the absence of effective competition. (Tr. at 1457.) Dr. Berry agreed that in light of the potential exercise of market power by new owners, the Commission should condition this merger on the implementation of regulatory devices to protect customers. (Tr. at 1459.) He pointed out that the joint application does not include any information about which potentially competitive services the Joint Applicants intend to offer via affiliates. (Tr. at 1464.) Staff considers this information valuable because it would give Staff and the Commission an idea of the number of providers to expect in a market; this proposed merger removes one potential competitor in retail services in each of the Joint Applicants' markets. (Tr. at 1468.) Dr. Berry found the Brattle Group report lacking in some respects; the report incorporates assumptions to which he took exception. (Tr. at 1487.) For example, the report failed to take into account Idaho Power Company's portion of Sierra's Valmy plant. (Tr. at 1489.) Additional transmission facilities are needed to eliminate a load pocket. (Tr. at 1492.) The divestiture of generating assets is a positive step toward achieving effective competition; the merger should not be approved without divestiture. (Tr. at 1495.)
8. Upon questioning by the Commission, Dr. Berry confirmed that he has tried to weigh the loss of a potential competitor in the two Joint Applicants' service territories against the potential increase of new competitors as a result of the divestiture of generation assets. (Tr. at 1496-97.) The evaluation was difficult to do because the number of new competitors is unknown. (Tr. at 1497.) The time frame in which this proposed merger was filed presents problems because Nevada is presently in the process of establishing the rules for a restructured electric industry. He agreed that the joint application should have included an analysis of how the merger would affect competition once the merger is consummated. (Tr. at 1497-98.) Absent this merger, Dr. Berry would expect NPC and Sierra Pacific to be the

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     strongest competitors for retail energy services in each other's service territory. (Tr. at 1505.)
9. Staff called Dr. Larry Blank, Manager of Regulatory Policy and Market Analysis, as its next witness. His prepared direct testimony was marked
     Exhibit 31. He made some corrections to this testimony when he took the witness stand. (Tr. at 1510.) On cross-examination, Dr. Blank agreed that finding that an outcome is in the public interest requires that there be certainty about such an outcome. Certainty about the price at which a commodity will be provided, either via regulation or competitive forces, is desirable. Certainty that the merged company will be financially viable is an important factor. (Tr. at 1512, 1525.) The recourse aggregation tariff proposed by the Brattle Group report provides an inefficient means to check market power; the least efficient means of checking market power will cost customers the greatest amount of money. (Tr. at 1523-24.) He believes it is appropriate that this merger and divestiture be conditioned on implementation of ways by which market power can be checked. (Tr. at 1524.) Dr. Blank recommends that the Commission require the Joint Applicants to file a complete divestiture plan which would be subject to the Commission's approval. If the Commission were to approve the joint application as filed, with respect to divestiture, it would only be broadly endorsing the concept of divestiture. (Tr. at 1550.) Ideally, divestiture should be completed immediately prior to the onset of retail competition. (Tr. at 1579.)
10. Upon questioning by the Commission, Dr. Blank explained that he recommends that final consummation of the merger not be approved until the divestiture plan itself has been approved. Alternatively, final approval of the merger could be withheld until after the auction of the generating assets has been completed. Dr. Blank prefers the former approach. (Tr. at 1588-89.) Staff does not recommend any approval of the merger without divestiture. (Tr. at 1589.) Dr. Blank recommends that FERC approval of a wholesale generation tariff be obtained before the auction of the generating assets takes place. (Tr. at 1590.) He stated that he is not asking the Commission to micromanage the divestiture process prospectively. (Tr. at 1592.) He agreed that the Commission should also require that an ISA and a generation aggregation tariff be approved by the FERC in forms consistent with Nevada's plans for retail competition. (Tr. at 1595-96.) Certain ratemaking functions, such as the deferred process, need to be eliminated before the onset of retail competition, because they are inconsistent with the concept of competition. (Tr. at 1598.)
11. Staff called Ms. Sharon Thomas, Director of Regulatory Operations, as its next witness. Her prepared direct testimony was marked Exhibit 41. On cross-examination, Ms. Thomas testified that some of the power supply contracts which the Joint Applicants presently have extend beyond the date for the onset of retail competition. (Tr. at 1615.) Newmont's contract with Sierra provides for termination charges to be paid by Newmont if it cancels its contract for reasons other than force majeure. (Tr. at 1617.) Despite the terms of the contracts themselves, Ms. Thomas believes that certain accommodations might be possible, either through a "fresh look" at the contracts, as is being contemplated in the telecommunications industry, or through the possibility that the utilities may actually be unable to perform under the contracts. (Tr. at 1619-20.) The Commission has discretion to decide whether a utility can provide aggregation service via an affiliate. (Tr. at 1620.) Although there is uncertainty with respect to whether the utilities will be in a position to provide service to customers such as the mines, Ms. Thomas does not believe such customers will be left without service. (Tr. at 1621-22.) The joint application is silent with respect to how the utilities will meet the obligations of their contracts with certain customers. (Tr. at 1625.) Staff believes the obligations incurred in the QF contracts should be addressed in the context of stranded costs. (Tr. at 1625.) Staff seeks Commission approval of any divestiture plan in part to minimize market power, to ensure that the auction process is an open one, and to ensure continuing operational responsibility with

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     respect to the generating units. (Tr. at 1633-34.) Ms. Thomas believes that the Commission will be obligated to determine a recovery mechanism for any amount of dollars which are not above book value which the Joint Applicants may realize from the sale of generating assets, if the companies actually follow a divestiture process approved by the Commission. (Tr. at 1636.) Approval of the process cannot guarantee that the process will be implemented properly; the companies will still bear some risk if they fail to follow the prescribed process. (Tr. at 1636-37.) The Commission has to be concerned about service to all customers, including large customers such as the mines, because of the latter's import to the economy of the state. (Tr. at 1637-38.) There will not be effective competition in the state on the same day that divestiture is completed if divestiture is completed as presently envisioned by the Joint Applicants, at the end of 1999. (Tr. at 1639.) Until effective competition is achieved, it is necessary to impose regulatory constraints on prices. (Tr. at 1640.) Ms. Thomas agreed that the Commission should resolve, in the course of the decision to be made on this merger, how the utilities will meet their duties to serve between now and the time that effective competition is in place. (Tr. at 1640-41.) Ms. Thomas believes the Joint Applicants have created some problems and uncertainties for themselves by filing for approval of this merger in the time frame in which they did, i.e., before many issues which relate to restructuring have been resolved. (Tr. at 1650-51.) She is troubled that the utilities have expressed an inability to decide whether they want to function as aggregators, but were able to decide to merge. (Tr. at 1651.) Staff does not recommend approval of this merger under all the terms set out by the Joint Applicants; Staff does recommend approval if all the conditions it has identified are attached to approval. (Tr. at 1654.) Ms. Thomas understands that the Joint Applicants have expressed an intention to honor all contracts they presently have; she is concerned about exactly how the Joint Applicants will in fact achieve their stated intentions. (Tr. at 1669.) A decision by this Commission which would require that divestiture precede consummation of the merger would clearly affect the companies' abilities to honor their contracts. (Tr. at 1670.) The lack of business plans from the Joint Applicants makes it difficult to assess the effect of this merger on competition. Staff is unable to determine how particular markets will be affected. (Tr. at 1684-86.) As other Staff witnesses has stated, Ms. Thomas recommends that final approval of the merger be made contingent on final approval of the divestiture plan. (Tr. at 1692.) She considers the benefit expressed by the Joint Applicants, namely the continuation of local corporate management, a hollow benefit, because such continuity could be obtained without any merger. There is no showing that either company is subject to takeover by an out-of-state entity, that either company will not move its headquarters, or that the merged entity might prove more attractive to an out-of-state company. (Tr. at 1694-95.) NPC has stated its intent to cut its dividend, which Staff supports, regardless of the merger. Therefore, the dividend reduction cannot really be viewed as a benefit of the merger. (Tr. at 1697-98.)
12. On redirect examination, Ms. Thomas confirmed that she does not believe the merger will enhance competition; it may in fact deter retail competition. (Tr. at 1700-01.) Assuming that sales of wholesale generation to alternative sellers is regulated in terms of price, and an appropriate generation aggregation tariff is in place, and that other protections are in place, Staff recommends that there be no regulation of retail prices once competition begins. (Tr. at 1704-05.) On recross-examination, Ms. Thomas explained that Staff does not recommend that markets be opened free of regulation before it is certain that competition to constrain price increases exists. (Tr. at 1708.) The insufficiency of the transmission systems contributes to the load pocket problems. (Tr. at 1710.) Building new generation in the north would help alleviate the problem. (Tr. at 1711.) She agreed that certain issues will be clearer once the Joint Applicants have filed applications for authority to provide potentially

                                       15
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     competitive services via affiliates; the applications will reveal which lines of business the affiliates want to be in. (Tr. at 1716.) The unavailability of such information in this proceeding lends it a degree of uncertainty. (Tr. at 1716.)

Nevada Independent Energy Coalition
1. NIEC presented Mr. Donald Schoenbeck, a member of Regulatory and Cogeneration Services, Inc., a utility consulting firm. His prepared direct testimony was marked Exhibit 25. On cross-examination, he testified about how other jurisdictions have addressed the treatment of QF contracts. California has indicated that the contracts are to be honored for their full terms and their costs to be recovered from ratepayers. Maryland is considering similar treatment. (Tr. at 884-85.) Sale of these contracts has been proposed in some states in the northeast. The contracts are actually transferred to the purchasing party. (Tr. at 885.) Mr. Schoenbeck knows of three auctions taking place at this time in which the QF contracts are part of the bundle for which bidders are bidding along with assets owned by the utilities. (Tr. at 885-86.) He agreed that due to retail competition, consumers may no longer be indirectly obligated to buy the output of cogenerators. (Tr. at 887.) NIEC proposes that various conditions be imposed before any of its contracts are assigned. The merged company should be required to honor the contracts. Any above-market costs associated with these contracts should be collected from ratepayers as they have been in the past, except that collection should be accomplished through a separate charge for the delivery component of the distribution charge. (Tr. at 890, 896.) Mr. Schoenbeck cited NRS 704.320 as authority for the Commission to require ratepayers to pay the costs associated with QF contracts through the lives of the contracts. (Tr. at 910.) NIEC opposes the merger unless its contracts are honored and it receives assurance that costs will be recovered through rates. (Tr. at 923, 951-52.) He admitted these contracts are above market at this time. (Tr. at 924-25.) He agreed that a fair interpretation of NRS 704.983(1)(b) might require netting assets or obligations which are above market with those that are below market. (Tr. at 928.) He agreed that certain customers will cease to buy generation from NPC in the new environment. Even these customers should have to pay the costs of the QF contracts if they take delivery services from NPC, according to Mr. Schoenbeck. (Tr. at 943.) He confirmed that the costs of his contracts should be recovered through a distribution charge. (Tr. at 969.) Most of these contracts expire in 2023. (Tr. at 972.) NIEC sells all its output to NPC. (Tr. at 975.) Mr. Schoenbeck understands that the Joint Applicants's position is that the merger has very little effect on the QF contracts. (Tr. at 985, 987.) He understands that NPC wants to assign the QF contracts to the newly-formed Nevada Power Co. (Tr. at 987.) NIEC wants assurance from the Commission that their contracts will be honored. (Tr. at 990-91.) He agreed that NPC is committed to honoring the contracts, but is concerned that such a commitment might become meaningless if the contracting party lacks the necessary financial means. (Tr. at 992.) Mr. Schoenbeck agreed that Nevada Power Company will no longer be able to hold on to generation assets, but believes there is still a question as to whether it will be able to maintain purchased power obligations. (Tr. at 994.)
2. Upon questioning by the Commission, Mr. Schoenbeck explained that he understands Portland General Electric/Enron is seeking to divest all its generating assets, which includes some purchased power and/or QF contracts. (Tr. at 1000-001.) He has not testified in any proceeding which contemplated auctions involving cogeneration or QF contracts, but is familiar with at least three such auctions. (Tr. at 1001.) The QFs' consent to have their contracts assigned was obtained by the vertically integrated electric utilities in these situations. (Tr. at 1002.) Mr. Schoenbeck described this joint application as problematic in that restructuring raises the possibility that the revenue stream which the QFs have counted

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     on may be adversely affected. (Tr. at 1003.) The process recommended by Mr.
     Garrett for the Mirage/MGM (whereby actual revenue requirements would be established upon the filing by the utilities of a rate case, with unbundling by functionalizing and allocating cost of service as part of the decision in the rate case, followed by divestiture of generating assets) would alleviate some of Mr. Schoenbeck's concerns relative to the viability of the QF contracts. (Tr. at 1004-05.) He admitted that NRS 704.320 was enacted long before the Public Utility Regulatory Policies Act ("PURPA") and therefore was not enacted in anticipation of PURPA. (Tr. at 1010.) NRS
     704.320 refers to "surplus" electric current; Mr. Schoenbeck admitted that the output from NIEC's facilities is not surplus. (Tr. at 1011-12.) NIEC is concerned about whether there will ultimately be a backer to the contracts it has with NPC. (Tr. at 1012.)

UCA
1. Dr. Richard Rosen, Senior Research Director at Tellus Institute, testified for the UCA. His prepared direct testimony was marked Exhibit 32. He made some corrections and additions to this testimony when he took the witness stand. (Tr. at 1258-64.) Dr. Rosen testified that the correct economic test for whether a transmission and distribution company should make new investments is still the traditional test of integrated resource planning, except now the test should utilize the market price for generation when analyzing the trade-off between investing in new transmission versus new generation. (Exhibit 32, p. 8.) Horizontal market power is not likely to be a major problem if the generating units are bundled into the seven groups presented by CSFB to the NPC Board of Directors on June 11, 1998. The full transmission import capability into both load pockets is rarely fully utilized, contrary to the assumptions made in the Brattle Group's report. (Exhibit 32, p. 9-10.) On cross-examination, Dr. Rosen explained that he is not recommending the Commission adopt the stranded cost figures or methodology included in his testimony; they were offered to provide a sense of the potential value of the plants to be divested. (Tr. at 1264-65.) Any approval of investment in transmission facilities should be made in a resource planning proceeding, not as part of this merger. (Tr. at 1266-67.) He considers the proposal for a separate wires charge for QF contracts unnecessary and premature. (Tr. at 1279.) A wires charge should be determined later once a total net stranded cost has been computed. (Tr. at 1280.) Dr. Rosen characterized the Joint Applicants' intentions to continue to invest in transmission and distribution facilities in Nevada as confusing. (Tr. at 1326.)
2. On redirect examination, Dr. Rosen testified that any income from the sale of generating assets should be used to offset rates and be recovered as stranded costs if net stranded costs are negative. If the net of all stranded costs turns out to be positive, all income should be used to mitigate positive stranded costs. (Tr. at 1340.) On recross-examination, he explained that "positive stranded costs" occur when net book value exceeds market value; "negative stranded costs" are the reverse. (Tr. at 1353.)
3. Upon questioning by the Commission, Dr. Rosen agreed that stranded costs are a way that people will have to pay in the future for sins of the past and are therefore unavoidable. (Tr. at 1366.) The wires charge proposed by some parties to this proceeding could well be authorized under the "direct and unavoidable recovery mechanism" found in NRS 704.983. (Tr. at 1367.)

Phase II - Effect of the Merger on Costs, Rates, and Quality of Service
1. Mr. Niggli also appeared as a witness for the Joint Applicants in Phase II. On cross-examination of the portion of his direct testimony which addressed this phase, he explained that customers are guaranteed long-term rate stability for regulated services because the Joint Applicants have proposed a freeze on current rates until 2002. Mr. Niggli also believes the cost savings to be realized from the merger contribute to rate stability. (Tr. at 1733-34.) He realizes that the acquisition premium, or goodwill,

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     involves amortizing $11 million per year. (Tr. at 1754.) Mr. Niggli expects savings from the merger to exceed the amount of goodwill. (Tr. at 1754-55.) The Joint Applicants have proposed that ratepayers receive earnings in excess of a return on equity of 12 percent; Mr. Niggli was not surprised that no analysis of the current costs of equity capital was conducted before this figure of 12 percent was chosen. Twelve percent is high, but he hopes to exceed it and have something to share with ratepayers. (Tr. at 1765.) NPC's current rates are the result of a negotiated settlement. Mr. Niggli believes that such rates can perhaps be unbundled without a cost of service study. (Tr. at 1770-71.) He does not believe ratepayers should be entitled to any negative stranded costs because they will benefit from the merger and the divestiture plan. He does not believe ratepayers need to know the magnitude of stranded costs in order to ascertain whether they are actually benefitting. (Tr. at 1771.) The utilities would not consider divesting their generation assets unless they were merging. The merger affords them the opportunity to use the proceeds from the sale to write off stranded costs and to implement a sharing mechanism. (Tr. at 1772-73.) Mr. Niggli is aware that various parties recommend placing the acquisition adjustment below the line; he considers such a measure unfair because benefits would flow to ratepayers while costs would flow to the companies. (Tr. at 1778.) If such a condition were adopted by the Commission, the Joint Applicants would decide whether to go through with the merger; Mr. Niggli characterized the condition as a potential "deal-breaker." (Tr. at 1778.) He understands none of the provisions of Assembly Bill 366 (NRS
     704.965 to 704.990, inclusive, as well as other provisions of Chapter 704 of NRS) authorizes the abrogation of any contracts the utilities currently hold. While the provisions of NRS 704.986 do sound much like the elements of a rate case, Mr. Niggli understands this statute to require perhaps only unbundling of rates. (Tr. at 1791.)
2. Mr. Malquist also testified in Phase II. On cross-examination, he testified that the companies believe the merger will enhance quality of service, in part because the best practices of both companies can be combined. (Tr. at 1802-03.) He admitted that the Joint Applicants have not proposed any standards or goals for quality of service. (Tr. at 1804.) The transition teams which will evaluate best practices are not formulated yet. (Tr. at 1804.) Mr. Malquist agreed that it is much easier to identify the costs associated with a merger than it is to identify benefits. (Tr. at 1813.) He confirmed that if the Commission were to condition approval of the merger on all the conditions recommended by Staff or the UCA, he would recommend to his Board of Directors that the merger be abandoned. (Tr. at 1815-16, 1864.) He confirmed that he does not believe proceeds from the gain on sale should be used to offset above-market stranded costs from QF contracts, even though they represent a type of stranded cost. The utilities did not have the same degree of responsibility in incurring these costs as they did for capital investments. (Tr. at 1822-23.) He recognizes that some consultants retained by Sierra have viewed the costs of QF contracts as stranded costs like any other stranded costs. (Tr. at 1823.) Mr. Malquist will relocate to Las Vegas some time after assuming the position of President and Chief Executive Officer of the merged company. He plans to travel between northern and southern Nevada a great deal in order to run the two subsidiaries. The costs of this travel are not reflected in the joint application because the Joint Applicants do not consider them costs of the merger itself; they are considered a cost of running the business prospectively for which cost recovery will be sought in the future. (Tr. at 1823-24.)
3. Upon questioning by the Commission, Mr. Malquist testified that in terms of evaluating the best practices of the companies, he has determined that NPC's materials management and procurement area may be superior to Sierra's. (Tr. at 1858.) Sierra's budgeting process may be better than NPC's. (Tr. at 1859.) Mr. Malquist does not believe NRS 704.986 describes a rate case; it might describe a process for unbundling previously-set rates.

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
     (Tr. at 1869-73.) He cannot assure anyone that the merged company will not be taken over by some out-of-state company later on. (Tr. at 1887-88.) Current rates for the companies are not based on current costs. (Tr. at 1897.)
4. Mr. Mark Ruelle, Senior Vice President, Chief Financial Officer, and Treasurer for Sierra Pacific Resources and Sierra Pacific Power Company, testified next for the Joint Applicants in Phase II. His prepared direct testimony was marked Exhibit 53. On cross-examination, he testified that the $445 million in goodwill does not reflect investment in hard assets, but it does reflect investment in the company in actual dollars. (Tr. at 1899.) Access to the books and records of Sierra Pacific Resources, the holding company currently for Sierra Pacific Power Company and, following the merger, also for NPC, has been an issue in the past. Mr. Ruelle stated that whatever access Staff or the UCA has had in the past, it will continue to have. (Tr. at 1907.)
5. Upon questioning by the Commission, Mr. Ruelle confirmed that he has not yet determined whether various systems of NPC and Sierra should be joined or integrated. (Tr. at 2009.)
6. Mr. Richard Schmalz, Director of Treasury for NPC, testified next. His prepared direct testimony was marked Exhibit 57. On cross-examination, he agreed that the cost of issuing new debt has declined over the past few years. (Tr. at 2021.) NPC has consulted with its bond counsel about the steps necessary to preserve its tax-exempt bond status in light of the impending merger. (Tr. at 2026.) NPC will need a final opinion from bond counsel before the merger in consummated. (Exhibit 58; Tr. at 2028-29.) NPC is willing to hold ratepayers harmless for any increased net costs from the loss of tax-exempt status which results from the merger. NPC is not willing to hold them harmless for any increased costs which result from any other event. (Exhibit 59; Tr. at 2033.)
7. Ms. Mary Simmons, Controller for Sierra, testified next. Her prepared direct testimony was marked Exhibit 60. On cross-examination, she testified she believes that both NPC and Sierra are expensing the costs of the customer information systems transition team. (Tr. at 2043.) Upon questioning by the Commission, Ms. Simmons stated that she does not object to submitting merger service agreements to ensure that the cost allocation methodology for services other than electric services are appropriate, as long as such an agreement is to concern only services not already covered by the affiiliate regulation. Ms. Simmons recognizes the difference between the provision of services declared potentially competitive and the provision of those services which Sierra's Simple Choice program offers. (Tr. at 2052.)
8. Mr. Matt Davis also testified in Phase II. On cross-examination, he admitted that the joint application does not contain any objectives or standards regarding quality of service, although he believes quality will not be adversely affected or might improve. (Tr. at 2055.) While he does not object to the recommendation which Staff has made in this area, he is not sure data is available at this time in order to provide a benchmark from which comparisons will be made in the future and is concerned about the resources that will be necessary to monitor service and reliability prospectively. (Tr. at 2056.)

Southern Nevada Water Authority
1. SNWA presented Dr. Dennis Peseau, President of Utility Resources, Inc., a utility consulting firm, as its only witness. His prepared direct testimony was marked Exhibit 61. He made some corrections to and partially clarified this testimony when he took the witness stand. (Tr. at 2062-65.) On cross-examination, Dr. Peseau testified that, as submitted by the Joint Applicants, the proposed merger is not in the interest of ratepayers. (Tr. at 2066-67, 2082-84.) He recommends that ratepayers receive all gain realized by the sale of generating assets, offset by their obligation to pay stranded costs. While shareholders certainly assume risk, they have

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     been compensated for this risk by a fair rate of return. (Tr. at 2068-69.)
     He also recommends that NPC file a general rate case in order to determine what rates should be. (Tr. at 2078.) He understands that the Joint Applicants propose collecting the acquisition adjustment from savings realized from the merger, but he opposes any recovery. (Tr. at 2083-84.) Any gain realized from the sale of generating assets should be used to offset any above-market obligations associated with the QF contracts. (Tr. at 2093-94.) Upon questioning by the Commission, Dr. Peseau stated he recommends a prohibition on any commingling of divestiture proceeds between NPC and Sierra. (Tr. at 2120.) While Dr. Peseau is not in favor of an earnings sharing mechanism or a rate freeze, but if these are imposed, he recommends an earnings dead band, which involves recovery of amounts where the utility is not earning a fair rate of return, reduced by some amount of basis points. (Tr. at 2122-23.) His major criticism of an earnings sharing mechanism stems from the fact that they are based on a target rate of return, which changes with capital markets. (Tr. at 2125-26.)

Utility Consumers Advocate
1. Mr. Michael Brosch of Utilitech, Inc. in Kansas City testified for the UCA. His prepared direct testimony was marked Exhibit 47. On cross-examination, he clarified that he does not believe there should be any explicit authority granted for recovery of goodwill, because such recovery is an improper departure from cost-based regulation, unfairly burdens ratepayers with market gains already retained by shareholders, significantly dilutes any potential savings otherwise realized from the merger, and can be recovered through other benefits from the merger which shareholders are expected to retain. (Exhibit 47; Tr. at 2131-33.) While he is aware that a number of jurisdictions have allowed recovery of goodwill, Mr. Brosch considers the issues surrounding goodwill case-specific and did not place any great importance on what other commissions have done. (Tr. at 2146.) Mr. Brosch considers the merger savings speculative because they are based on a lot of assumptions. (Tr. at 2177.) In terms of any savings in labor which might result from the merger, he cautions against taking any budgeted but unfilled positions into account because doing so is essentially adding someone to the list of employees, removing him, and calling the removal a savings. (Tr. at 2190.) Mr. Brosch does not believe merger savings can every really be measured, because the benchmark of the two unmerged utilities is lost. (Tr. at 2200-01.) Upon questioning by the Commission, he testified that goodwill should only be recovered in extraordinary cases. Accounting for goodwill below the line need not mean denying all opportunities to recover other benefits which would offset the charge to income. (Tr. at 2251.)
2. The UCA called Mr. David Parcell of Technical Associates, Inc. of Virginia next. His prepared direct testimony was marked Exhibit 65. On cross-examination, Mr. Parcell testified that the 12 percent sharing mechanism under which Sierra operates now was based on facts which have changed since it was set. It is inappropriate to automatically apply Sierra's return on equity to NPC. Sierra's 12 percent return on equity is being used for a purpose other than the one for which it was established. (Exhibit 65; Tr. at 2260, 2305, 2313.) On redirect examination, he explained that he recommends a cost of equity on the low range of approximately ten percent, whereas he recommended ten to 11 percent in Westpac's water rate case, because the portion of the remaining business after generating assets are sold presents less risk. (Tr. at 2294-95.) On recross-examination, he stated that the Joint Applicants plan to finalize divestiture commensurate with the onset of retail competition. (Tr. at 2297.) Upon questioning by the Commission, Mr. Parcell agreed that it is probably inappropriate to apply rates which pertained to vertically integrated electric utilities to a transmission and distribution company. The Joint Applicants do not propose resetting rates for another three years. (Tr. at 2311-12.)

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Mt. Wheeler/Deseret
1. Mr. Curtis Winterfeld of Deseret testified for Mt. Wheeler and Deseret. His prepared direct testimony was marked Exhibit 67. He made some corrections to this testimony when he took the witness stand. (Tr. at 2316.) On cross-examination, Mr. Winterfeld explained that Mt. Wheeler and Deseret are concerned about quality of service in rural areas; the former is interested in acquiring some of the rural territory presently served by Sierra because Mt. Wheeler believes it can serve in a more cost-effective manner. (Exhibit 67; Tr. at 2324.) Upon questioning by the Commission, he confirmed that as proposed, he does not consider the merger in the public interest. (Tr. at 2342.) He looks upon the recommendations advanced by Staff and the UCA as a "start" and added that more detail is needed to implement the recommendations made. (Tr. at 2343.)

Regulatory Operations Staff
1. Mr. John Candelaria, Electrical Engineer, testified for Staff in Phase II. His prepared direct testimony was marked Exhibit 68. On cross-examination, Mr. Candelaria agreed that the purpose of his testimony is to propose various indices that will apply prospectively to the Joint Applicants after the merger. (Tr. at 2353.) He is willing to discuss with the companies which of his proposed indices are the most important. (Tr. at 2354.) NPC does not presently have a system in place to calculate any of the indices Mr. Candelaria has proposed; the system is scheduled for completion late in 1999. (Tr. at 2361.) He does not consider the information which NPC now provides to Staff or to the Commission adequate to serve as a benchmark from which levels of quality can be measured after the merger. (Tr. at 2363.) Although the information currently provided gives the number of outages, it does not identify which circuits were involved. (Tr. at 2364.) Upon questioning by the Commission, Mr. Candelaria agreed that it has been difficult to obtain information about NPC's distribution system. (Tr. at 2367.) Because the two systems are different, it is important to establish separate benchmarks for NPC and Sierra and to compare future results only to the respective benchmarks for one utility. (Tr. at 2369.) NPC does not take issue with the benchmark standards for reliability which Mr. Candelaria has proposed. (Tr. at 2372.) In cooperation with the Joint Applicants, benchmarks can be established in 60 days. (Tr. at 2372.)
2. Mr. Richard Hackman, Manager of the Consumer Complaint Resolution Division, testified next for Staff. His prepared direct testimony was marked Exhibit
     69. On cross-examination, he agreed that the level of customer service presently provided by NPC and Sierra is good. (Tr. at 2379.) The economies which the Joint Applicants hope to gain from the merger, through reduction in staffing, might threaten areas such as customer service. Mr. Hackman is concerned about the possibility of a reduction in the level of customer service. (Tr. at 2386-87, 2425.) NPC instituted some downsizing in approximately 1994 as part of a program known as NP 2000. (Tr. at 2387-88.) Sierra has also downsized over the past ten years. Mr. Hackman admitted he has not witnessed a measurable decline in the level of customer service in these time frames. (Tr. at 2388.) With respect to NPC, there have been problems in the degree of timeliness in which NPC responds to complaints which Mr. Hackman's division relays to NPC. (Tr. at 2388.) This problem has not been corrected. (Tr. at 2388-89.) He recommends that the Joint Applicants be prohibited from reducing customer service staffing to the degree proposed (64 positions for the two utilities) at least until the onset of retail competition. (Tr. at 2401.) Staff has not received definitive answers from Sierra with respect to whether the latter plans on closing any of its branch offices. (Tr. at 2403-04.) On redirect examination, Mr. Hackman stated that if the Joint Applicants do eliminate 64 customer service positions, it seems unlikely that response levels would improve. (Tr. at 2414.) He wants the companies to maintain their current levels of customer service. (Tr. at 2415.) Upon questioning by the Commission, Mr. Hackman testified that Staff has inquired of the Joint

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     Applicants whether they plan on consolidating certain facilities and functions; the responses to date have been vague except to say that decisions have not been made. (Tr. at 2422-23.) He clarified that any standards established for customer service should apply to all companies which offer the service, not only the Joint Applicants. (Tr. at 2423-24.) The benchmarks against which NPC and Sierra will be judged in the future, though, have to come from these companies' past histories of service levels. (Tr. at 2424.)
3. Mr. Lew DeWeese, Senior Financial Analyst, also testified for Staff in Phase II. His prepared direct testimony was marked Exhibit 24. There was no cross-examination of his testimony.
4. Mr. Paul Anderson, Senior Financial Analyst, testified next. His prepared direct testimony was marked Exhibits 70, 71, and 72. He explained the corrections reflected on Exhibits 71 and 72 when he took the witness stand. (Tr. at 2433-35.) On cross-examination, Mr. Anderson testified that because shareholders will reap any benefits of the merger, they should bear the costs of goodwill. (Tr. at 2436.) He believes shareholders are expected to benefit from the merger because stock price is expected to increase. (Tr. at 2437-38.) The various news articles published about this hearing have affected the stock prices of both companies. (Tr. at 2444.) On redirect examination, Mr. Anderson stated that NPC's stock price rose $25 million on the day he testified; he does not correlate this increase to the recommendations he has offered. (Tr. at 2447.) On recross-examination, he agreed that the information in the press about this merger does affect decisions which shareholders make. (Tr. at 2451.) Upon questioning by the Commission, Mr. Anderson confirmed that the Joint Applicants' proposal anticipates the repurchase of some stock at a set price, which is above prices which prevailed at the time of this hearing in late November 1998. Shareholders certainly stand to benefit from this repurchase. (Tr. at 2452.)
5. Mr. Michael Greedy, Financial Analyst, appeared next for Staff. His prepared direct testimony was marked Exhibit 33. There was no cross-examination of his testimony.
6. Dr. Larry Blank, Manager of Regulatory Policy and Market Analysis, testified next for Staff in Phase II. His prepared direct testimony was previously marked Exhibit 31. On cross-examination, Dr. Blank testified that any savings which result from the merger, which constitute a cash flow item, should be considered separately from goodwill, which does not affect cash flow. (Tr. at 2464-66.) Upon questioning by the Commission, he stated he does not support a proposition to apply any merger savings which may materialize in the future to goodwill, in part because tracking savings which relate directly to the merger, rather than to other factors such as restructuring, is difficult. (Tr. at 2482-83.) Because he considers savings from the merger and goodwill unrelated and mutually exclusive, Dr. Blank does not recommend allowing shareholders to retain savings up to the level of goodwill or even at some other level. (Tr. at 2486-88.) He did state, though, that providing an incentive for the utilities to actually achieve expected savings is not necessarily a bad idea. (Tr. at 2490.) The joint application does not contain any analysis of how the merged companies will participate in the market for potentially competitive services. (Tr. at 2497.)

Joint Applicants
1. Mr. Steven Oldham also testified in Phase II. His prepared direct testimony was previously marked Exhibit 11; revisions were marked Exhibits 73 and 74. On cross-examination, Mr. Oldham testified that the cost of common equity and cost of debt have both declined since they were last set. (Tr. at 2505-06.) While he agreed that cost of service should be reviewed in the context of the filing required by NRS 704.986, he does not support setting new rates on the basis of cost of service. (Tr. at 2508-09.) The Joint Applicants propose a sharing mechanism for earnings above a return on

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     common equity of 12 percent, even if the cost of common equity is determined to be lower than 12 percent. (Tr. at 2510-11.) The hold-harmless mechanism proposed by the Joint Applicants was designed to not adversely affect ratepayers, i.e., costs which flow through should be fully offset by benefits. (Tr. at 2527.) He clarified that if future savings prove to be below the cost of merging, the companies will assume responsibility for the shortfall. (Tr. at 2532.) Sierra intends to continue the sharing mechanism it currently has in place. (Tr. at 2550.) Mr. Oldham considers the proposed sharing mechanism the best way to make the companies efficient and the best way to realize savings. Some form of incentive ratemaking should be put in place forever. (Tr. at 2654.) Goodwill should be allocated to investment. If meters are actually transferred to an affiliate, goodwill should be allocated to the affiliate. (Tr. at 2655.) Upon questioning by the Commission, Mr. Oldham stated that some of the savings in labor which the Joint Applicants expect to achieve from the merger are attributable to attrition. (Tr. at 2658-59.) If the Commission were to reject the rate plan and hold harmless agreement proposed in this joint application, such a decision would not necessarily be a "deal breaker," as long the companies are not precluded from collecting costs through rate cases. (Tr. at 2659-60.) Sierra achieved some savings as a result of its attempt to merge with Washington Water Power, even though the merger was not consummated. (Tr. at 2661-64.) He agreed that a utility should strive to become more efficient whether it is in the process of merging or not, but denied that it's a huge issue for the Commission to try to separate efficiencies which come about from a merger from those that might be achieved anyway. (Tr. at 2664.) He admitted that tracking costs to demonstrate the existence of actual savings to apply against the cost of the transaction is difficult. (Tr. at 2666.) The Joint Applicants are willing to be held to the total savings they have estimated. (Tr. at 2670.)

Staff
1. Ms. Sharon Thomas also testified for Staff in Phase II. Her prepared direct testimony was previously marked Exhibit 41. On cross-examination, Ms. Thomas testified that Staff has attempted, in the course of reviewing this joint application and formulating its recommendations, to balance the interests of both ratepayers and shareholders. For instance, with respect to the gain on sale, Staff supports the proposal to return to investors money they have put into plant. Any gain realized should first be used to offset stranded costs. Amounts over what is needed to offset can be split between ratepayers and shareholders. (Tr. at 2691-92.)

Joint Applicants' Rebuttal - Phase I
1. The Joint Applicants called Dr. Robert Fox-Penner as their first rebuttal witness for Phase I. His prepared rebuttal testimony was marked Exhibit 79. He made some corrections to this testimony when he took the witness stand. (Tr. at 2710-17.) On cross-examination, Dr. Fox-Penner testified that he considers the transmission system in the northern part of the state to be constrained nearly every hour of the year. (Tr. at 2718.) New generation in the load pocket would enhance competition. (Tr. at 2719.) FERC requires that an application for approval of a merger include calculations of the Herfindahl-Hirschman Index ("HHI"). The Joint Applicants' filing with FERC includes the HHI. The joint application filed with this Commission does not, but contains what Dr. Fox-Penner considers a more refined model-based approach which reveals more information. (Tr. at 2736-39.) The HHIs he prepared for FERC deal only with wholesale markets. (Tr. at 2741.) He agreed that the Commission should be concerned about market concentration in retail markets once the markets are opened. (Tr. at 2743.) Policy makers do sometimes require divestiture as part of approving a merger. (Tr. at 2744.) Divestiture is a useful tool to remove market concentration. (Tr. at 2745.) With respect to the number of bundles of generation which should be auctioned, Dr. Fox-Penner pointed out that very large economies of scale

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
     apply to the operation of power plants. Fairly large concentrations of generation will lower costs to consumers. (Tr. at 2747.) The amount of transmission import capacity into the load pockets will determine the degree of competition in the load pockets. (Tr. at 2755.) Transmission planning is moving away from the context of integrated resource planning and toward the context of an ISA or ISO. (Tr. at 2758.) Dr. Fox-Penner did not conduct a sensitivity analysis for new entry into the generation market aside from one 108-megawatt unit in northern Nevada. (Tr. at 2808-11.) The Brattle Group analysis does not include Idaho Power Company's share of Sierra's Valmy plant in the base case scenario, which means the scenario shows higher demand and a higher potential for market power. This omission does not alter Dr. Fox-Penner's conclusion that the future owners of generation in the northern part of the state will potentially be able to exercise market power, nor does it alter the transitional mitigation measure he has proposed. (Tr. at 2848-49.)
2. Mr. Richard Schmalz also provided rebuttal testimony for Phases I and II. His prepared rebuttal testimony was marked Exhibit 81. One addition to this testimony was made when he took the witness stand. (Tr. at 2853.) On cross-examination, he stated that it often takes at least a year to obtain an IRS letter ruling. He admitted that the Company chooses when to submit a request. The Joint Applicants have not made such a request to date. (Tr. at 2856.) A letter ruling might be invalid if a change in company operations is made after a request is submitted. (Tr. at 2856-57.) Bond counsel and tax counsel have recommended against obtaining an IRS letter ruling. (Tr. at 2858.) If facilities which are moved to competitive affiliates were funded by tax-exempt bonds, partial refunding of a bond issue or issues might be required. (Tr. at 2864.) Sharing certain operating personnel might jeopardize NPC's tax-exempt status. (Tr. at 2865.) In the absence of an IRS letter ruling, NPC agrees to hold ratepayers harmless for any increased net costs from any loss of tax-exempt status which results from the merger. Mr. Schmalz could not say how it will be determined in the future whether such a loss is attributable to the merger or to some other factor such as restructuring. (Tr. at 2867.) Staff has recommended that a final opinion of the trustee be obtained in connection with the release of property from the indenture. The final opinion would indicate that conditions to release property specified in the indenture have been satisfied. NPC has been advised that no such final opinion exists. The trustee has informed NPC it will not issue such an opinion. NPC believes opinion of its bond counsel is sufficient. (Tr. at 2871.)
3. Ms. Sally Galati, Vice President of Distribution for NPC, also testified as a rebuttal witness for Phase II. Her prepared rebuttal testimony was marked
     Exhibit 82. There was no cross-examination of this testimony.
4. Ms. Evelyn Hollins, Director of Customer Service, also testified on rebuttal. Her prepared rebuttal testimony was marked Exhibits 83 and 84. On cross-examination, Ms. Hollins stated that she is willing to provide the customer satisfaction surveys which NPC generates. However, she does not believe that Mr. Hackman's recommendations should be imposed on the Joint Applicants as a condition for approving the merger. (Tr. at 2890-92.) She agreed that the Commission should be concerned about the quality of customer service the merged companies will provide. (Tr. at 2898.) While the Commission is free to make recommendations about staffing levels, final decisions in this regard should be up to the management personnel of the utilities. (Tr. at 2899.) Ms. Hollins did not see the Deloitte & Touche study which identified positions to be eliminated as a result of the merger until the week of November 30, 1998, when she testified. (Tr. at 2906.) No one consulted her on whether the proposed reduction in staff was reasonable. (Tr. at 2907.) She did not review the joint application or accompanying direct testimony, so she is unaware of whether the companies have committed to maintaining or improving customer service and if so, how they plan to do so. (Tr. at 2909-10.) On redirect examination, Ms. Hollins testified that NPC did reduce staff with NP 2000, but has since added staff. She believes the reductions contemplated by this merger will not affect customer service. (Tr. at 2930.)
5. Ms. Mary Simmons also provided rebuttal testimony, which was marked Exhibits 85 and 86. She made one correction to this testimony when she took the witness stand. (Tr. at 2952.) On cross-examination, Ms. Simmons characterized the proposals made by Staff witness Mr. Greedy as impractical or impossible to implement. She found the recommendations confusing because they involve both complete separation and also contracts for services. (Tr. at 2956.) She also believes his recommendations partially contradict the affiliate rule issued by the Commission. She considers it impossible for each company to set up its own investor relations department. (Tr. at 2957.) Upon questioning by the Commission, Ms. Simmons confirmed that the merged entities do plan to develop an accounting system, whether it be using Sierra's current system, using NPC's, using a hybrid, or using a new system. (Tr. at 2987-88.) The latter two are being considered most seriously at this point. (Tr. at 2991.)
6. Mr. John McClellan was called as the Joint Applicants' next rebuttal witness. His prepared rebuttal testimony was marked Exhibits 87, 88, 89, and 90. He made some changes to this testimony when he took the witness stand. (Tr. at 2996-98.) As noted above, portions of this testimony was stricken upon a motion brought by Staff. (Tr. at 3012.)
7. Mr. Oldham testified next as a rebuttal witness for Phases I, II, and III. His rebuttal testimony was marked Exhibits 91, 92, 93, and 94. On cross-examination, he clarified that the Joint Applicants propose that goodwill follow assets so that goodwill which is properly allocable to transmission, which is jurisdictional to FERC, would not be paid by Nevada ratepayers in connection with distribution. (Tr. at 3020.) Mr. Oldham was unaware of which potentially competitive services Sierra wishes to provide in the competitive market. (Tr. at 3034-35.) He believes Sierra can continue to provide service to its customers with whom it has contracts through contracts with other energy suppliers. (Tr. at 3036-37.) An alternative to forming an affiliate is to provide the services now provided under contract. (Tr. at 3037.) Mr. Oldham believes the proposed divestiture will facilitate competition. (Tr. at 3044.) He also believes the costs of the merger will be more than offset by its benefits and hopes to recoup the costs from the benefits. (Tr. at 3055-56.) If merger savings are not realized, costs will still have to be borne by shareholders and possibly by ratepayers if the Commission were to determine such an approach were appropriate. (Tr. at 3060-61.) In order to actually realize the savings anticipated from the merger, the Joint Applicants are committed to filing rate cases on a "frequent and periodic" basis. (Tr. at 3093-94.) Under the proposal, NPC is to become a subsidiary of Sierra Pacific Resources. The Commission does not presently have the same level of jurisdiction over Sierra Pacific Resources as it does over NPC. (Tr. at 3098-99.) He admitted that the availability of information from SPPCO or Sierra Pacific Resources has been an issue over the years, but does not believe this affects the level of jurisdiction which the Commission has over SPPCO now. Since both SPPCO and NPC will be subsidiaries, Mr. Oldham believes the Commission will have the same degree of jurisdiction over NPC after the merger that it now has over SPPCO. (Tr. at 3099.) Upon questioning by the Commission, he testified that in the northern part of the state, if the generators to be sold are not physically relocated, it will be very difficult most hours of the year to sell their output anywhere other than where it is now sold. This limitation is less problematic in the southern portion of Nevada. (Tr. at 3102.) Mr. Oldham believes this merger facilitates restructuring and allows divestiture which will not harm shareholders. It is important to the Joint Applicants that the merger precede divestiture. (Tr. at 3121.) Although the Joint Applicants have not decided which potentially competitive services they wish to offer, Mr. Oldham expects transmission and distribution to bring in the majority of revenues. (Tr. at 3122.)

                              COMMISSION DECISION

                                    Overview

The proposed merger put forth by the Joint Applicants, submitted at the same time that the Commission is carrying out the Legislature's directive to bring about retail competition in the electric markets in Nevada by December 31, 1999, presents questions unprecedented in their complexity, import and quantity for the State of Nevada. The Commission has the responsibility, pursuant to NRS 704.329, to assure that the merger is in the public interest, and that the components of the proposed transaction (such as generation divestiture and the development of an independent system administrator), which will have profound effects on the functioning of the market, will not impede the Commission's efforts to implement the legislative directives. As a result of the combination of issues presently before the Commission, the Commission's review of the proposed merger could not go forward ignoring what is to be, but rather must consider whether the proposed merger is compatible with the competitive markets envisioned by the Legislature.

To accomplish its statutory tasks, the Commission divided its review of the proposed merger into three broad phases, each composed of specific subject areas. Phase I included a review of the structural features of the proposed merger (Subject Area I), its effect on competition (Subject Area II) and its effect on existing contracts (Subject Area V). Phase II included a review of the effect of the proposed merger on costs and rates (Subject Area III) and its effect on quality of service (Subject Area VI). Phase III included a review on the effect of the proposed merger on the Commission's jurisdiction (Subject Area
IV). The Commission's findings and conclusions below are presented in a somewhat different order so that each portion of the decision builds on what comes before. The subject areas have therefore been renumbered as follows:

Part I: Effect on Competition

Part II: Implementation of Structural Conditions on the Merger

Part III: Effect on Costs and Rates

Part IV: Effect on Existing Contracts

Part V: Effect on Quality of Service

Part VI: Effect on Commission Jurisdiction

Part VII: Other Authorization Requested


I.   Effect on Competition

A.   Positions of the Parties

The Joint Applicants state that the merger will not adversely affect competition for the provision of either wholesale or retail electric service, and in fact, argue that the merger will have a positive effect on competition for retail electric service within the State because it will be a catalyst to retail competition and customer choice. The Joint Applicants argue that the merger will promote retail competitive markets in Nevada through the combination of the proposed divestiture of utility-owned generation, investment in additional high-voltage transmission intertie capacity, and the implementation of must-run contracts (GAT) and an iISA. (Ex. 11, p. 8) The Joint Applicants assert that they designed the proposed merger package to reduce transmission constraints and load pockets which restrict the availability of energy from outside the respective control areas at certain times. (Ex. 11, p. 8)

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
Aviv Goldsmith, testifying for Coastal Power, testified that Coastal is in favor of divestiture because it goes towards mitigating market power which moves the region closer to market-based rates. (Tr. at 778) Similarly, Staff witness Dr. Dan Berry provided testimony that strongly recommended that the Commission deny the merger in the absence of divestiture. He states that the development of effectively competitive markets envisioned by the Legislature would be virtually impossible if Nevada's utilities do not sell their generation plant to multiple new owners. (Ex. 39, p. 4) Dr. Berry argues that absent divestiture, only if enough transmission capacity is built to eliminate Nevada's load pockets will the potential for effective competition, as contemplated by the Legislature, be realized. (Ex. 39, p. 5)

The merger filing does not specifically address the effect of the merger on retail service competition, nor have the Joint Applicants identified those potentially competitive services which they seek to provide. Both Mr. Niggli and Mr. Malquist testified that the Joint Applicants had not yet decided which potentially competitive services they would propose to offer. Dr. Berry testified that the merger would remove one potential competitor in each of the regional markets in Nevada. (Tr. at 1468.) As explained in Dr. Berry's testimony, in the absence of a merger, Nevada Power may have formed affiliates to operate in northern Nevada markets, competing with Sierra Pacific's affiliates in those markets. Likewise, Sierra Pacific may have formed affiliates to offer these services in southern Nevada, providing competition for Nevada Power's affiliates. Furthermore, even if each of the current companies did not enter the other's markets, Dr. Berry asserted, the threat of entry can act as a deterrent to the exercise of market power in the absence of large barriers to entry in any market.

B.   Commission Decision

1.   Condition of Generation Divestiture

The Commission agrees with Dr. Berry that absent the merger, there is a strong likelihood that each of the Joint Applicants would have competed in the other's territory or at least represented a credible entry threat that could have disciplined the incumbent to price competitively. Given that each utility would face competition in its own service territory from new competitors authorized by the Legislature to sell potentially competitive services, with the possible result of a reduced market share, it would be natural for each utility to seek growth in other markets so as to maintain its size and strength. It makes further sense to assume that a likely new market for each utility would be the adjacent section of the state which the utility does not presently serve. Although there are differences between Northern and Southern Nevada, each utility certainly knows a great deal about the other utility's territory. The Commission finds, therefore, that there is a significant likelihood that absent a merger, each utility would have sought to sell competitive services in the other utility's service territory.

Under these circumstances, it is inconsistent with the public interest to approve a merger without conditions that protect the public against this potential loss of competition. This statement would be true even without the enactment of the retail competition mandated by the Legislature, since generation competition at wholesale can benefit the public. The enactment of Chapter 482 by the 1997 Legislature adds strong support to this finding. The Legislature has determined that vigorous retail competition in generation services and other potentially competitive services is in the public interest. In light of this legislative determination, the Commission can find that the merger is in the public interest only if there are conditions which prevent the merger from undermining the public's interest in competition.

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
Given the Legislature's declaration that there should be competition in generation services, and given the Commission's finding that absent the merger the incumbents likely would compete as builders and sellers of generation in each other's territories, the Commission conditions this merger on the Joint Applicants carrying out their commitment, set forth in their merger application, to divest themselves of their generation units. Such divestiture shall follow the principles set forth later in this order.

2. Potentially Competitive Services Other Than Generation

Although the Commission here will condition its approval of the merger on the divestiture of generation, it will not require as a separate condition the divestiture of other potentially competitive services. The Commission does not intend this decision to indicate a view that the loss of a major potential competitor in the markets for these other services is consistent with the public interest. In fact, the Commission, as indicated above, is concerned about this effect. However, each of the Joint Applicants has pending before the Commission, under NRS 704.980(1), a separate application to provide potentially competitive services, through a joint venture with the other Joint Applicant. The Commission's decisions in those dockets will in effect determine whether affiliates of the merged company will be permitted to provide potentially competitive services. Alternatively, if for some reason those applications were withdrawn or rejected, the merged company through an affiliate would have to submit its own application to provide potentially competitive services. In these dockets, either the pending ones or a future one initiated by the merged company, the Commission would decide whether the merged company may provide potentially competitive services other than generation.

Consequently, the Commission in approving this merger subject to a condition requiring the divestiture of generation but not the divestiture of potentially competitive services other than generation, is not stating that a merger of two established companies, each of which might be a competitor of each other in these markets, is in the public interest; but rather is stating that the public interest is protected by virtue of the Commission's ability and intent to determine in other dockets the effect on the public of any loss of competition in those markets, and the fact that such determination will occur before the merger actually affects those markets.

3.   Requirement of Additional Conditions

As noted above, the Commission finds that the merger will not be in the public interest absent generation divestiture. The Commission further finds that the generation divestiture cannot be in the public interest unless the divestiture process conforms to the principles later set forth in this opinion. Further, the Commission finds that the generation divestiture, which is necessary to a finding that the merger proposal should be approved, will not itself be in the public interest unless there is an independent system administrator and a generation aggregation tariff in place which the Commission has found are themselves consistent with competition in Nevada.

The Commission notes that the Joint Applicants offer to use proceeds from the divestiture of generation assets to increase transmission capacity, and argue that such increase will enhance competition, however, the Commission must discount this argument because it is rejecting below this portion of the plan. As explained below, the Commission cannot know at this time whether the deployment of divestiture proceeds to transmission and distribution assets will lead to overinvestment in these assets; under our statutes, an integrated resource plan proceeding is necessary to make that determination. Moreover, the proper treatment of the divestiture proceeds is, as discussed below, to offset book costs in the determination of recoverable costs under NRS 704.983.


The discussion in Part II elaborates on these points.

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
II.  Implementation of Structural Conditions on the Merger

A.   Overview

1.   Positions of the Parties

Nevada Power Company, Sierra Pacific Resources, and Sierra Pacific Power Company, jointly referred to as the "Joint Applicants," have asked the Commission to approve the implementation of the Merger Agreement dated April 29, 1998 and find that the proposed merger in conjunction with: (1) the plan for divestiture of generation assets, (2) the use of the proceeds from the sale of generation assets to support transmission and distribution improvements, and (3) the amortization of the after-tax gain on the sale of generation assets over three years to offset generation-related stranded costs and restructuring transition costs, with the balance, if any, to be shared with customers through an incentive rate mechanism, is in the public interest.

Mr. Niggli, President and Chief Operating Officer of Nevada Power Company, testified that Nevada Power had to find a way to reduce the dividend without a significant loss in stock price to satisfy shareholders. The company was able to accomplish this objective by reducing the dividend in conjunction with the proposed strategic repositioning of the company through divestiture. (Tr. at 93.) The merger is critical to the divestiture of the companies' generation assets to assure that shareholders do not lose value. Without the merger, the Joint Applicants argue that divestiture would be nearly impossible. (Tr. at 255) As a result of the merger, Mr. Niggli also believes the Joint Applicants will be in a stronger position to compete with other market entrants than they otherwise would be. (Tr. at 137)

Mr. Douglas Burton, testifying on behalf of the Mirage/MGM testified that without any generation or transmission synergies between the companies, the decision to divest should be independent of the decision to merge and that coupling the merger decision with generation divestiture is not in the public interest. (Ex. 20, p. 14)

Mr. Mark Garrett, testifying on behalf of the Mirage/MGM, argued that the Joint Applicants' proposed order of regulatory events to unbundle costs and implement retail open access is an inversion of the preferred order accepted throughout the industry. Mr. Garrett states that the Joint Applicants propose to first gain approval to divest their generation assets, then unbundle by functionalizing and allocating cost of service in the unbundling docket, and lastly to file a rate case to establish a revenue requirement. Mr. Garrett contends that the preferred order of regulatory events throughout the industry to unbundle costs and move to open access with divestiture as part of an overall plan would be quite different. The preferred order would be to first file a rate case to establish actual revenue requirements, then unbundle by functionalizing and allocating costs of service in the same docket, and then divest the generation assets. Once this is completed, the Joint Applicants could then file for stranded cost recovery. (Ex. 21, p. 8)

Dr. Blank, testifying on behalf of the Regulatory Operations Staff, stated that although generation divestiture is a positive feature of the overall application, the absence of many critical specifics about the Joint Applicants' proposal significantly reduces the public interest value of the divestiture. (Ex. 31, p. 3)

2.   Commission Decision

The proposed schedule and divestiture process as envisioned in the Joint Applicants' proposal cannot assure this Commission that the merger will not impede the orderly development of effective competition. This issue is fully discussed in the following sections of the Commission's decision. Therefore, the Commission will grant conditional approval of the merger only if the Joint Applicants divest their generation assets in a process and manner that is filed with the Commission in accordance with the conditions outlined in this opinion and order.

The Commission believes that the Joint Applicants have proposed a reverse order of events that need to take place to effectuate the merger in the public interest, thereby placing the cart before the horse. The Commission adopts the general process recommended by Mr. Garrett as supplemented by Mr. Schoenbeck and accepts their reasoning that it is the only logical manner through which both ratepayers and shareholders can truly benefit from the merger and divesture.

The Commission therefore directs the following procedures be followed as a condition of approving the merger: (1) file individual rate cases by company to establish actual revenue requirements pursuant to NRS 704.986 and the regulations adopted by this Commission, (2) unbundle costs by functionalizing and allocating costs of service as ordered in Docket Nos. 97-8001, 97-11018 and 97-11028, (3) divest generation assets as specified in a plan of divestiture which comports with the standards set forth herein and is filed with the Commission, and (4) submit, pursuant to NRS 704.983 and Commission regulation, an application to recover recoverable stranded costs for those services determined to be potentially competitive. The following sections of the Commission's decision define with more specificity the requirements to be met prior to consummation of the merger.

B.   Divestiture Implementation Process

1.   Divestiture Plan

a.   Positions of the Parties

The Joint Applicants propose that the divestiture plan be implemented upon full and unconditional authorization of the merger, on tentative schedules described in testimony, and in a two-phase sealed bid auction with no less than three bundles each in northern and southern Nevada. (Ex 4, p. 19) The divestiture process described in the Joint Applicants' testimony is limited in that it simply states that Credit Suisse First Boston will assist in the design and implementation of an auction process.

Mr. Greedy, testifying on behalf of Staff, contends that it is apparent from the application that approval of the merger application as submitted would include approval of a "divestiture plan." However, he believes that the Commission cannot approve the filing as submitted and therefore approve a "divestiture plan" because the filing does not contain the detailed and comprehensive information necessary for approval of such a plan. (Ex 33, p. 5) Mr. Greedy argues that in the application, the Joint Applicants commit only to informing the Commission as the plan unfolds as illustrated in the direct prefiled testimony of Steven Oldham which states, "Without compromising the integrity of the sealed bid auction, the companies will keep the Commission informed throughout the process of the details of our progress toward divestiture. If in the future we have information that another date for final divestiture would be more appropriate, we will so advise the Commission." (Ex 11, p. 13)

Ms. Thomas, Director of Regulatory Operations for the Staff, testified that without filing a specific divestiture plan with the Commission, the Joint Applicants would have the flexibility to include improper conditions on the sale of the plants. For example, as part of the sale, the Joint Applicants could require a buyer to sell capacity and energy back to them for a specified period of time at a specified rate in order to meet rate freeze offerings made by the Joint Applicants in their FERC filing for wholesale customers. (Tr. at

1589-1590.) In addition, Mr. Russell, testifying on behalf of Staff, argued that the proposal of the Joint Applicants (as potential alternative sellers) would, in effect, place the Joint Applicants in the enviable position of having total control over who they will purchase power from in the future by dictating how the generation units are bundled for sale, determining which bidders will be allowed to purchase the assets, and possessing the ability to engage in potentially anticompetitive conduct through side deals in the future treatment of competitive affiliates. (Ex. 26, p. 5)

Joint Applicants' own witness Mr. Osborne indicated most divestitures handled by CSFB and of which he was aware included prior regulatory approval of the process. He said preapproval of the divestiture process by regulatory bodies lends certainty to the process, thereby increasing the value of the assets to be divested.

Staff also recognized that preapproval by the Commission of the divestiture process would provide certain surety to the Joint Applicants that the sale price from the assets would be the fair market value of the assets, which will be a consideration in the upcoming stranded cost proceedings. However, the Joint Applicants would still be at risk to assure that the process is implemented as outlined in the approved divestiture plan. (Tr. at 1562-63.) Preapproval of the divestiture plan would also avoid a situation where the Commission would have to place conditions on the final sale and transfer of the assets after the auction has been completed. Therefore, it is advantageous to all parties that the conditions of the sale of the assets be established prior to the auction. In so doing, proper notification of the terms and condition of the sale would be known by potential buyers. (Tr. at 1602.)

b.   Commission Decision

The Commission finds that the merger filing submitted by the Joint Applicants does not include a comprehensive divestiture plan, nor does it contain the information necessary for the Commission to approve the divestiture as proposed. Consequently, it is not possible for the Commission to find that the merger proposal, in its present form, is in the public interest. The Commission cannot find that a transaction is in the public interest when the method of carrying out a key element (divestiture) remains unknown. The Joint Applicants have provided only possible suggestions for a divestiture plan as illustrated in Exhibits 34 through 38 and were unable to provide any specific final details about the plan. For example, when asked about the divestiture plan, Mr. Niggli responded that the divestiture plan is a living document that is defined by a framework. (Tr. at 93.) In particular, the Joint Applicants' filing is missing a complete offering memorandum which is critical to how a potential bidder is going to offer his bid, it lacks how labor force separation will be addressed, it has no established plan for operational coordination among the divested plants, it lacks a specific generation aggregation tariff under which the plants would be required to sell into the retail markets and lacks a specific proposal for an independent system administrator. In particular, these latter elements, the generation aggregation tariff and the independent system administrator, are critical to ensuring that the divestiture itself is consistent with the public interest, since absent such elements it is not possible to ensure that the divestiture will result in a generation market that is free of the harms which can flow from horizontal and vertical market power.

The Commission believes that a divestiture plan which includes the elements set forth below would provide benefits to both the Joint Applicants and potential purchasers of the generation units.

Therefore, the Commission finds that the application does not contain sufficient information that the proposed divestiture plan as envisioned by the Joint Applicants is in the public interest. However, the Commission believes this can be remedied through submittal of a final proposed plan to the Commission prior to the auction process as a compliance item to this order. Much information was provided by Staff witness Greedy as to what some of the components of the plan should be. The plan shall include, at a minimum, the proposed generation auction design and key conditions in the offering memorandum, including any generation bundles which are specified and a showing that the bundles will result in the maximization of competition in the generation markets in northern and southern Nevada without a significant diminution in the value of the assets, and all terms and conditions under which the new owners will be obligated to provide service. Such terms and conditions shall include, but are not to be limited to, commitment by the bidders to sell the output under a FERC-approved generation aggregation tariff (GAT) (with the specifics of such tariff to be set forth in detail as an appendix to the plan to be submitted to the Commission), commitment to reasonable terms for any must-run contracts necessary for reliability, commitment to contractual relationships with an Independent System Administrator
(ISA) and/or the control area operator (with the specifics of such contractual relationships to be set forth in detail as an appendix to the plan to be submitted to the Commission before submittal to the FERC), and commitment to abide by all Commission regulations for participation in retail markets. Elaboration on the ISA and GAT issues appears in various subsections below.

The plan also should make clear to prospective bidders the statutory requirement that those seeking to sell generation services at retail in Nevada must obtain a license from the Commission, and that acquisition of generation pursuant to a Commission-approved divestiture process does not itself constitute the granting of a license. It is through this licensing process that the Commission will fully ensure that the divestiture of generation units is consistent with the development of retail competition as mandated by the Legislature.

The Commission will establish an expedited procedural schedule for Commission consideration of the Joint Applicants' divestiture plan. By doing so, the Commission will be providing bidders relative certainty as to the bid process. The resulting decrease in uncertainty should enhance the sales value of the plant.

2.   Generation Bundles

a.   Positions of the Parties

The Joint Applicants contend that the proposed generation bundles to be used to auction off each company's generation assets represent the optimal packaging of the units in order to maximize generation competition in both the northern and southern Nevada generation markets while at the same time maximizing the value of the bundles to potential buyers. In selecting the bundles, the Joint Applicants argue that economies of scale and scope of the generation units in Nevada make it more economical for consumers to make the bundles sufficiently large and incorporate a transitionary plan to address market power until workable competition exists in the markets. (Tr. at 2747.)

Mr. Russell, testifying on behalf of Staff, argued that the maximization of price should not be the driving criterion in the sale of the assets because this will likely result in concentrated ownership of generation in a divested marketplace. (Ex. 26, p. 5) Moreover, the Frankena market power study submitted to the Commission in September 1997 in Docket No. 95-9022 recognizes that bundles of generation for sale in a divestiture of Nevada utility generation assets would be considerably smaller than the average bundle sold in other states due to the size and nature of the markets (small load pockets). Mr. Russell contends that although smaller bundles may sacrifice some value on the sale of the assets, they will serve to increase competition and mitigate horizontal market power. Furthermore, although smaller bundles may prevent certain large companies from competing in the auction, it will likely attract

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more interest from smaller companies. Smaller bundles will lead to more competition, which should lead to lower market prices. (Tr. at 1170-71.) In addition, Staff believes that it is possible that the Joint Applicants may receive high bids without concentrated ownership because of opportunities for new buyers to increase the value of the sites and assets by adding additional units or repowering. (Tr. at 1139-40.)

Other witnesses also raised concerns about the proposed generation bundles. For example, Staff witness Dr. Blank testified about concerns of the likelihood of continued market power inherent in the utilities' proposed bundles. As revealed by the analysis performed by the Brattle Group on behalf of the utilities, separate ownership of proposed bundles does not eliminate significant market power possibility. (Ex. 31, p. 6.)

Staff believes that an insufficiently conditioned divestiture of generation could lead to a worse situation than that posed by vertical integration. (Ex. 26, p. 5.) Mr. Russell testified that in his opinion, there are problems with the bundles proposed for auction. For example, Bundle E in Sierra's territory has much lower variable costs than the other bundles. In order to analyze the effects of the divested bundles on Nevada's generation markets, Mr. Russell contends that a market power analysis should be done on a time-of-use basis and differentiate between generation types (i.e., base load, intermediate, peaking). (Tr. at 1029-30.) Thus, he recommends that the bundles be looked at as part of a divestiture plan in a separate proceeding.

b.   Commission Decision

The Commission recognizes that given the serious constraints in transmission capacity linking Nevada with other regions, that create problematic "load pockets" in both the northern and southern parts of the state, it is essential that the details of divestiture be carefully specified and analyzed in order to prevent undue accumulation of market power. The Joint Applicants have not proven that the proposed generation bundles represent the optimal segregation of the units. The limited information filed by the Joint Applicants consists of a market power analysis conducted by the Brattle Group. The analysis attempts to provide a foundation for the companies' assertion that the proposed generation bundles represent the best balance for maximizing the value of the generation assets and minimizing generation market power in both southern and northern Nevada.

The Commission has several concerns regarding the Brattle Group analysis. The Commission is concerned that the Brattle Group market power analysis did not include a sensitivity analysis of different combinations of generation bundles in northern or southern Nevada markets. (Tr. at 2745-46.) The Brattle Group analysis also includes a very limited sensitivity analysis for new entry in northern Nevada and no sensitivity analysis for entry into southern Nevada. (Tr. at 2747.) Other concerns include that the analysis does not include Idaho Power's share of the Valmy plant in the base case scenario.

The Commission finds that the information contained in the filing does not allow the Commission to fully evaluate the trade off between expected proceeds and increased generation competition. Therefore, the Joint Applicants shall include in the divestiture plan to be submitted to the Commission as a compliance filing, a comprehensive analysis of the proposed generation bundles which includes analyses of the impact on the diminution of market power presented by different generation bundles weighed against the probable impact of those bundles on the value to be derived from the auction. The Commission also will give other parties an opportunity to propose alternative bundles.

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3.   Indenture Release

a.   Positions of the Parties

In order for the Joint Applicants to divest their generation plant, they must first gain their mortgage indenture Trustee's release of the property. In order to do so, the Joint Applicants must meet the specific requirements of their Indentures. Staff recommends that the Commission include a compliance item requiring the Joint Applicants to file their respective mortgage indenture Trustee's final opinion allowing for the property release under their respective mortgage indentures. (Ex. 24, p. 2.)

In rebuttal testimony, the Joint Applicants provided summary legal opinions from Nevada Power's and Sierra Pacific's Bond Counsels which address the viability of options available to the companies to release their generation assets. (Ex 81, RCS-8 & RCS-9). The summary opinion of Nevada Power's bond Counsel, Best, Best and Krieger, states that they believe that they will be in a position to deliver an opinion that will allow the generation assets to be released from the lien of the Indenture. Similarly, Sierra Pacific's bond Counsel, Choate, Hall and Stewart states that the Trustee is under a contractual obligation to release the requested properties. The Joint Applicants argue that the legal opinions of the companies' bond counsels should be sufficient evidence for the Commission to find that each company's respective indentures will not pose a barrier to divesting their generation plants. Furthermore, Choate, Hall and Stewart notes that there is no opinion or other documentation that can be provided by the Trustee or its counsel with regard to the release. Therefore, the Joint Applicants argue that the recommendation made by Staff to have a final opinion of the Trustee prior to merger consummation is not workable.

b.   Commission Decision

The Commission finds that the legal opinions of the Joint Applicants' bond counsels will provide sufficient evidence that the divested property can be released from each company's respective indentures. Thus, the Joint Applicants do not need to provide a final opinion of the Trustee prior to final approval of the merger, but should provide bond counsels' final opinion that the conditions to release the property specified in the Indenture have been satisfied as part of the divestiture approval process.

4.   Generation Aggregation Tariff

a.   Positions of the Parties

For the divestiture process to work efficiently, potential buyers of the Joint Applicants' generating plants should know the regulatory rules under which they will supply generation services prior to submitting bids (particularly in recognition of the existence of load pockets). The Joint Applicants have proposed to work out the terms and conditions of must-run contracts with stakeholders, including the Commission. The Joint Applicants state that this work should be completed prior to the release of the initial offering memorandum. The Joint Applicants state that the goal of such contracts is to rely on market forces as much as possible in mitigating market power, rather than creating a contractual substitute for cost-based regulation. Furthermore, the Joint Applicants argue against the use of California-style agreements that, in effect, impose a back-door form of cost regulation on generation. (Ex 11, p. 21.)

b.   Commission Decision

The Commission agrees that the Generation Aggregation Tariff (GAT or retail aggregation tariff) should be filed with the FERC prior to the release of the

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initial offering memorandum. The Commission also agrees with the stated must run contract objectives outlined in Mr. Oldham's testimony on usage. However, the proposed GAT tariffs filed by the Joint Applicants in Docket No. 97-8001, and those referenced in the Brattle Group analysis, are found by the Commission to be cost-based tariffs designed to collect a revenue requirement through an additional charge to transmission users. The Commission believes that such tariffs are very similar to the California must-run agreements and in reality do not rely on market forces, but on a concept that makes the generators with the must-run agreements whole.

By allowing the divestiture of the Joint Applicants' generation assets, the jurisdiction to regulate the output of the generation assets will be transferred from the Commission to the FERC, to the extent the output is sold at wholesale rather than at retail. The regulation of these assets will be critical to the success of the state's retail access program given the severe load pocket conditions and potential for market power in the state. Therefore, before the merger can take effect, the Commission finds that any tariff for sales of generation services to retail aggregators from load pocket generators which is submitted to the FERC must further the legislative objectives of encouraging and enhancing the development of a competitive generation market in the State of Nevada. The tariff shall be consistent with a consensus proposal from Docket No. 97-8001 or, in the absence of a consensus proposal, be consistent with the Commission's principles outlined in Docket No. 97-8001. More specifically, the Commission finds that the tariff must rely, as much as practicable, on market forces while sufficiently protecting consumers from potential harm due to the existence of load pockets. The proposed terms and conditions under which the divested generation units will operate in Nevada should be included as part of the Joint Applicants' divestiture plan to be filed with the Commission as a compliance item in this docket.

5.   Independent System Administrator

a.   Positions of the Parties

The Joint Applicants have also committed to work with stakeholders, including the Commission, to formulate an interim independent system administrative solution that, should the Joint Applicants pursue retail energy marketing through an affiliate, will satisfy the Commission's concerns about potential anticompetitive conduct.

Mr. Russell, testifying on behalf of Staff, argued that divestiture by itself will not eliminate all vertical or horizontal market power in either service territory. Therefore, a strong Independent System Administrator (ISA) must be implemented and the Commission should look closely at the size and form of the generation bundles to be divested in concert with an acceptable Generation Aggregation Tariff. (Tr. at 1250.) Again, as Staff points out, it is important that potential buyers know the regulatory rules under which they will supply generation services prior to submitting bids. (Ex. 31, p. 3.) If an ISA structure is proposed to FERC, prospective buyers of the Joint Applicants' generation assets need to know what interaction they are expected to have within that framework. Staff recommends that the Commission establish an expedited proceeding for approval of a detailed ISA plan that could be filed for FERC approval. (Ex. 31, p. 7)

Mr. Goldsmith, testifying on behalf of Coastal Power, stated that Coastal's overriding concern relates to transmission access. He argued that a strong ISA with control over generation dispatch which is on a path towards an ISO is crucial to attracting new generation to Nevada. (Tr. at 787)

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
b.   Commission Decision

The Commission agrees with Mr. Russell that the Joint Applicants must have a well-defined ISA prior to the divestiture of generation. In addition, the Commission has the obligation and duty to ensure that an independent system administrator is implemented in a manner that fosters competition at the retail level in Nevada. Therefore, as part of the divestiture plan to be filed as a compliance item in this docket, the Joint Applicants shall include the proposed details of an ISA, including the organizational and governance structure and extent of its operational control sufficient to demonstrate to the Commission that the ISA has the independence necessary to preclude, to the extent possible, anticompetitive conduct by the transmission owners. Before the merger can take effect, an ISA proposal that is consistent with the implementation of retail competition in Nevada must be submitted to the FERC. In order for the ISA to be consistent with the implementation of retail competition in Nevada, the Commission finds that the ISA submitted to the FERC must be consistent with a consensus proposal from the parties in Docket No. 97-8001 or, in the absence of a consensus proposal, should be consistent with the principles outlined by the Commission in Docket No. 97-8001.

C.   Allocation of Divestiture Proceeds

1.   Proceeds up to Book Value

a.   Positions of the Parties

The Joint Applicants propose to reinvest the proceeds from the sale of their generation assets into the construction of new transmission and distribution facilities. Mr. Niggli testified that the proceeds from the divestiture up to book value should be reinvested at the Joint Applicants' discretion. (Tr. at 123.) The application states that the proposal is based on investor expectations that the proceeds from the sale of a rate based asset either be returned to the investor or reinvested in operating property with comparable earnings potential. The Joint Applicants argue that reinvestment of the proceeds from the sale of generation into the construction of new transmission and distribution facilities is suitable from the perspective of the investor and will enhance the market opportunities available to retail energy customers. (Ex. 4, p.19.)

The Joint Applicants expect approximately $1 billion in proceeds from the divestiture. However, the current construction budget for transmission and distribution facilities is only $300-$350 million. (Tr. at 181.) Mr. Oldham recognizes in his testimony that the timing of suitable reinvestment opportunities may require some balance of investment and share repurchases. Thus, the Joint Applicants propose that reinvestment be carefully coordinated to minimize the loss of earning power that will inevitably follow the sale of utilities' assets. (Ex. 57, pp. 15-16.) However, the Joint Applicants, through Mr. Davis' testimony, are not seeking in this filing approval for any specific projects but merely have attached an illustrative list of possible projects, the cost-benefit of which have not been evaluated.

Several intervenors raised concerns about the Joint Applicants' proposal to reinvest the proceeds from the sale of the generation assets into new transmission and distribution projects. Mr. Winterfeld, testifying on behalf of Mt. Wheeler Power and Deseret G&T, testified that reinvesting monies from generation divestiture in costly and potentially cost-ineffective transmission projects has the real potential to increase the delivered cost of power to all Nevada ratepayers (those of the Joint Applicants), as well as the ratepayers of Mt. Wheeler and other utility systems purchasing transmission service from the Joint Applicants. (Ex. 67, p.4) Uneconomic investment in transmission facilities will unnecessarily raise transmission costs into and out of the region. High-cost transmission would deter generation providers from selling outside the state. (Tr. at 788.)

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
Dr. Rosen, testifying on behalf of the UCA, argued that the correct economic test for whether a transmission and distribution company should make new investments is still the traditional Integrated Resource Planning based test, except that once markets are open to competition, the test should utilize the market price for generation when analyzing the trade-off between investing in new transmission versus new generation. (Ex. 32, p. 8) Dr. Fox-Penner, who provided rebuttal testimony for the Joint Applicants, seemed to agree in stating that transmission planning should continue to be done through the integrated resource planning framework, taking into account competitive generation markets. (Tr. at 2758-59.)

b.   Commission Decision

The Commission finds that any investment in transmission facilities must first be approved by the Commission in an integrated resource plan filing. Allowing all proceeds up to book value to be reinvested in transmission facilities will likely result in excess capacity for the region and higher rates for all customers. The conditional approval of the merger in no way should be interpreted as preapproval of any of the potential transmission projects listed in Exhibit 12, Attachment MHD-2, of the Joint Applicants' merger filing.

The Commission finds that the use of proceeds up to book value (excluding any goodwill allocation) should be left to the discretion of the companies (subject to the Commission's approval of expenditures which are subject to the integrated resource plan process); however, the Commission cannot allow the addition of facilities that are not proven to be used and useful into either company's rate base. Therefore, the Joint Applicants may be in a position of repurchasing shares until such time as new investment in transmission and distribution facilities is warranted and approved by the Commission in an integrated resource plan filing and rate case proceedings.

2.   After-Tax Gain on Sale of Generation Assets

a.   Positions of the Parties

The Joint Applicants propose that any after-tax gain on the sale of generation assets be amortized over three years and first used to offset recoverable costs related to the designation of generation as a potentially competitive service (fuel, fuel transportation, or employee-related costs not otherwise recovered through the auction, as well as energy-related information systems, metering and billing costs) and transition costs incurred during the move to open access. If after satisfying the above obligations in any one year of the three-year amortization period, a net gain is experienced, that gain will be calculated separately for Sierra Pacific and Nevada Power and flow through the earnings sharing calculation as a credit to cost of service. (Ex 4, pp. 19-20.)

Staff argues that although the proposal to use gains to recover recoverable costs initially appears reasonable, further investigation reveals the Joint Applicants' other proposal to gross up generation book costs by goodwill, and the exclusion of other significant obligations associated with the designation of generation as a potentially competitive service in the definition of potential "stranded costs" greatly reduce the reasonableness of the proposed use of any gain from the sale of generation. The most noticeable exclusion from the Joint Applicants' list of potential stranded costs are purchased power contractual obligations which are proposed to remain in rate base in the distribution utility. (Ex 31, p.9.)

Dr. Peseau, testifying on behalf of the SNWA, provided similar testimony stating that other generating or regulatory assets, such as the above-market qualifying facility contracts, are not considered. Unless all above (and below) market costs of these QF contracts are considered in the netting of generation sale proceeds, the divestiture really becomes a mechanism to require ratepayers to pay for more than 100 percent of each utility's stranded costs. (Ex 61, p. 15) In essence, the Joint Applicants' proposal of not netting QF contract costs that are above market with below-market generation will create higher costs for end-users.

b.   Commission Decision

The Joint Applicants' approach would have the effect of predetermining which costs are to be considered "stranded." This result would be inconsistent with NRS 704.983. The Commission interprets that legislative directive as requiring that the Commission use the after-tax gain on the sale of generation assets to offset book costs in determining recoverable stranded costs. This "netting" process ensures that ratepayers receive their fair share of the proceeds from divestiture. The Joint Applicants' approach would circumvent this requirement.

Moreover, the activity of purchasing power from qualifying facilities (QFs) and reselling to retail customers falls squarely under the definition of aggregation service and is therefore a potentially competitive service. It is undisputed that the power purchased from the QFs by the Joint Applicants is at a price above the actual market price of energy in almost all hours of the year. The Joint Applicants will therefore want an opportunity to have these costs classified as recoverable costs under NRS 704.983 and to propose a means for their recovery. The Commission has issued proposed recoverable costs regulations. Those regulations, and future proceedings thereunder, should help to illuminate the information and analyses needed to determine recoverable stranded costs.

The Commission therefore will treat recoverable costs in the manner prescribed by NRS 704.983.

The Commission understands the Joint Applicants' desire that shareholders share in the benefits of a successful divestiture process beyond simply recovering those costs determined to be recoverable stranded costs. Mr. Oldham repeatedly spoke of "incentives" to encourage the development of good practices in utility operations. However, the Commission believes management and shareholders also should face incentives to minimize stranded costs. Therefore, if the after-tax gain on the sale of the generation assets is greater than the Joint Applicants' recoverable stranded costs, taking into consideration statutory considerations enumerated in NRS 704.983, the remaining portion shall be available to buy down the goodwill acquisition premium in the manner set forth in Section II of this opinion. The Commission therefore encourages the utilities to aggressively seek to reduce their recoverable costs so as to increase the remainder of the gain available to buy down the goodwill acquisition premium. In the event that the Commission determines that there are no material recoverable costs due to the Joint Applicants pursuant to NRS 704.983, the Commission shall open a proceeding in order to determine the appropriate sharing of the gain on the sale of the assets between ratepayers and shareholders.

The accounting treatment of the goodwill acquisition premium is discussed in detail in Section III. The treatment of the goodwill premium as outlined in this order is the sole means by which the Joint Applicants may seek recovery of the premium. For example, the Commission will not entertain requests in the recoverable cost proceeding under NRS 704.983 for treatment of goodwill costs as recoverable costs. Upon completion of divestiture and of the recoverable cost proceeding, the Commission will issue a separate order specifying how the Joint Applicants are to reconcile the resulting gain and costs.

Finally, all proceeds from the sale of the Joint Applicants' generation assets shall be allocated to each respective company's books. There shall be no cross-subsidization between Nevada Power and Sierra Pacific customers by commingling any divestiture proceeds between the two companies.

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
III. Effect on Costs and Rates

A.   Cost Reductions Achieved by the Merger (Merger Synergies)

Since the Commission has determined that the merger would not be in the public interest absent divestiture of the companies' generation assets, the following discussion focuses entirely on merger savings estimates excluding generation.

1.   Positions of the Parties

The Joint Applicants initially estimated that synergy savings from the merger would approximate some $350 million pre-tax over ten years, net of $50 million in costs to achieve. (Ex 11, SCO-3.) Estimated savings include labor and corporate administrative programs net of costs to achieve, and pre-merger initiatives. The combined companies also expect to be positioned to meet system growth with an improved financial profile. The combined companies assert they will have a lower cost of capital which will benefit ratepayers at the time of the next rate case. (Tr. at 1808.) The Joint Applicants state that although it is much easier to identify and measure costs than to measure the benefits of the merger, there are ways to estimate merger benefits and those estimates are five times the magnitude of the costs. (Tr. at 1813.)

Mr. Brosch, testifying on behalf of the UCA, testified that the merger savings stated in Mr. Oldham's testimony and Attachment SCO-3 are significantly overstated. After making corrections for double counting certain employee benefits savings and removing savings that would be achievable without the merger, Mr. Brosch finds that the correct estimate should be reduced to $323 million. The Joint Applicants did not dispute Mr. Brosch's corrections and subsequently changed their initial estimates to those of Mr. Brosch. (Ex. 47, p.
8) Mr. Brosch noted that the Joint Applicants' savings estimates are built entirely upon assumptions about staffing plans, wage rates, inflation rates, software development plans, capital costs, purchasing synergies and overhead costs. Most of the predicted savings are generated by assumptions regarding staffing reductions, inflation rates, purchasing leverage, and the combination of computer data centers. However, as pointed out by Douglas Burton, testifying for the Mirage/MGM, the proposed merger does not identify any strategic or technological synergies associated with generation, transmission, or distribution.

Mr. Brosch argues that the merger savings estimates sponsored by Mr. Oldham, as revised, are not reasonable and that they involve speculation regarding a multitude of assumptions that cannot be supported or audited. In fact, Mr. Brosch argues that the assumptions employed tend to overstate savings by escalating assumed savings over ten future years for comparison to current costs. Therefore, he recommends that a relatively high ratio of estimated savings to merger costs should be demanded by the Commission, to mitigate the risk that actual, realized merger savings in the future may not fully materialize to offset the significant merger costs. (Ex. 47, p. 15.)

Mr. Garrett, testifying on behalf of the Mirage/MGM, also raised concerns about the Joint Applicants' estimates for merger savings. Mr. Garrett notes that most of the cost savings are expected to be achieved through the elimination of approximately 250 duplicative positions. However, Mr. Garrett argues that the Joint Applicants cannot identify what positions might be eliminated until after the merger when a "best practices" analysis can be performed. Furthermore, Mr. Garrett testifies that in responses to data requests issued to examine the accuracy of the estimated cost savings, the Joint Applicants seemed to retreat from their savings estimates and rely instead on the hold harmless and rate freeze proposals to justify the merger. (Ex. 21, p. 11-12)

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
Finally, Mr. Brosch argues that the Joint Applicants did not conduct a net present value analysis of costs and savings. Instead, the Joint Applicants have calculated annual savings numbers (nominal savings analysis). Mr. Brosch argues that goodwill and other costs are incurred up front and therefore a net present analysis would be appropriate. If the Joint Applicants' estimated merger savings are accepted without revision for apparent overstatements, but are simply discounted to be on a present or current dollar basis, Mr. Brosch calculates that merger savings estimates would be reduced to approximately $242 million using a 10 percent discount rate. The merger costs estimated by the Joint Applicants total $179 million in the first ten years, but these costs are largely up front in nature. No discounting is required for merger costs because these costs are incurred at the front end of the 10-year period and have not been escalated in the Joint Applicants' presentation. Therefore, Mr. Brosch finds that the benefit/cost ratio for the merger declines considerably when comparable dollar savings and costs are compared, and range from about 1.9 to one to as low as 1.2 to one using a 12 percent discount rate. The UCA argues that there is a less than comfortable multiple of merger savings to costs and that it is very possible that merger costs will exceed realized actual merger savings. (Tr. at 2132.)

2.   Commission Decision

The Commission finds that the merger savings are estimates. Furthermore, when analyzed on a net present value basis, the Commission agrees with the UCA in that the benefit to cost ratios become uncomfortably low. However, the Commission is not in a position to specifically calculate savings for the Joint Applicants since they are just now in the process of assessing the details of proposed merger savings. Therefore, the Commission finds that the risk of actually realizing merger savings should be placed squarely on the Joint Applicants as outlined below in the Commission's decision on ratemaking and accounting treatment of merger costs and savings.

B.   Ratemaking Treatment of Merger Costs and Savings

1.   Positions of the Parties

The costs incurred to achieve the merger include the costs related to the merger transaction ("transaction costs") as well as costs estimated to be incurred for integration of the two utilities ("transition costs"). A third category of costs, representing the largest category of costs included in the Joint Applicants' filing, relates to the markup above book value that Joint Applicants propose to record as "goodwill" under the purchase accounting required for the merger.

Concerning this goodwill amount, the Joint Applicants explain that Nevada Power will be deemed the acquirer, as its former shareowners will own more of Sierra Pacific than the existing Sierra Pacific shareholders. As a result, an amount roughly equal to the difference between Sierra Pacific's book equity at the time of the merger and the exchange price at the time the Merger Agreement was signed will be accounted for on Nevada Power's books as an asset called goodwill. The amount of goodwill, which will be determined at closing, is approximately $445 million. (Ex. 53, p. 5) Goodwill will be accounted for on Nevada Power's books as an asset. The Joint Applicants propose to amortize the goodwill evenly over 40 years which adds an additional $11 million of amortization expense per year to merger costs.

The Joint Applicants submit that the merger expenses must be recovered entirely out of merger savings. Mr. Ruelle, Senior Vice President , Chief Financial Officer, and Treasurer for Sierra Pacific Resources, stated in his direct testimony that it would not make sense for the Joint Applicants to incur expenses associated with a merger if they do not recoup the merger expenses and

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
further derive some benefit from the merger. (Ex. 53, p. 8.) The Joint Applicants provided testimony in several instances that they firmly believe that the savings from the merger are far greater than the total merger expenses, including the amortization of goodwill (i.e., Ex 53, p. 8; Tr. at 3057.)
Mr. Brosch, testifying on behalf of the UCA, raised the issue that goodwill has nondeductible tax status. Therefore, including an income tax factor-up, the 10-year revenue requirement associated with goodwill grows to about $170 million and over 40 years goodwill amortization requires revenues of about $670 million. (Ex 47, p. 28.) Mr. Garrett, testifying for the Mirage/MGM, also recognized that goodwill must be grossed up for taxes (Ex. 47, p. 28).

The Joint Applicants propose a long-term freeze in rates for jurisdictional services, an incentive mechanism through which net merger and restructuring related benefits are shared equally between investors and customers, along with a "hold harmless" commitment on merger related costs. The Joint Applicants' proposal consists of freezing rates for all elements of bundled electric service for both companies through January 1, 2000. Then, as a result of the Commission's February, 1999 unbundling docket (which the Joint Applicants see as not updating cost of service), revenue requirements on jurisdictional electric assets will remain frozen for at least two years. Two years following the implementation of retail open access, the Joint Applicants propose to file to adjust revenue requirements based on regulated cost of service in order to reflect the actual operational experience of the merged company divested of generation and providing unbundled noncompetitive electric service. Effective with the implementation of retail open access, the Companies propose to calculate annually and share with customers fifty percent of earnings generated on investments in jurisdictional assets above twelve percent return on equity. Finally, the Joint Applicants propose that if for some reason the estimated future savings related to the merger are less than the costs to achieve (transaction, transition, and goodwill), the Joint Applicants will be responsible for the shortfall. (Ex. 11, pp. 26-27)

The Joint Applicants argue that their proposed "hold harmless" strategy provides the new company with the opportunity to generate cost savings, experience and measure savings during a test year, and reflect actual net savings in cost-based rates. (Ex. 11, p. 27) Mr. Oldham testified that he believes that incentive regulation is the best way of bringing merger savings out of the system to customers. (Tr. at 2654.) Mr. Oldham also argued that savings will flow through to customers whether it is in the regulated business or the competitive business. In the competitive business, savings will flow through in the price paid for competitive services. Therefore, he believes that merger costs should also be allocated to the competitive business and that goodwill should be transferred with investment. (Tr. at 2569.) Finally, Mr. Oldham states on page 31 of his testimony that, "If the future savings are less than the costs to achieve (transaction, transition and goodwill), the companies will be responsible for the shortfall." (Ex. 11, p. 31)

The Joint Applicants are requesting that the Commission approve "above the line" treatment of all merger costs. Mr. Ruelle testified that the treatment of these costs, including the goodwill amortization expense, does not expose ratepayers to the risk of paying for the merger costs in the event that merger benefits do not materialize because the merger benefits far exceed the merger costs. Furthermore, merger costs are accounted for above the line only if there are sufficient savings to cover those costs. (Tr. at 1904.) In addition, he states that the merger expenses are easily identifiable in the event that the Joint Applicants were to demonstrate a revenue deficiency caused by the merger costs. (Ex. 53, p. 9) The Joint Applicants state they are only asking the Commission for a reasonable opportunity to recover the costs of the transaction from the savings attributable to the transaction. (Tr. at 3056.) Goodwill should be allocated to investment and should therefore follow plant. Thus, any plant moved from the regulated noncompetitive business should be accompanied by the

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appropriate amount of goodwill. (Tr. at 2569.) Mr. Niggli testified that the numerous proposals from intervenors to put the acquisition premium below the line would be an unfair measure because all merger costs would go to shareholders while all merger savings would go to customers. (Tr. at 1777-1778.)

Staff describes the allocation of goodwill costs to ratepayers as equivalent to the sale of assets by a utility to itself at a markup above book cost for the purpose of increasing revenue requirements. Dr. Blank states that although goodwill may be common for acquisitions in competitive markets, where shareholders have no guaranteed opportunity for cost recovery, such costs have no place in regulated utility rate recovery. (Ex. 31, p. 11.) In addition, Dr. Blank argues that through the intended allocation of goodwill to generation, the utilities have effectively proposed to sell themselves their own assets and then expect to have an opportunity to recover the premium they paid to themselves. (Ex 31, p. 14.)

Mr. Anderson, a Senior Financial Analyst for Staff, provided Staff's recommendations on the accounting of the goodwill acquisition premium. Staff recommends that, as a condition of the merger, the Commission specifically exclude goodwill associated with the merger from all future ratemaking proceedings. The recommendation includes a condition that none of the acquisition adjustment be allocated to generation assets. The basis for Staff's recommendation is that the merger transaction was structured primarily for the benefit of the Joint Applicants' shareholders and as such, ratepayers should not bear the burden of these costs. (Ex. 70, p. 2)

Mr. Anderson also testified that merger cost savings can neither be precisely quantified nor accurately tracked and that the estimates of merger savings provided by the Joint Applicants should not be relied upon by the Commission. (Ex. 70, p. 2) Furthermore, to the extent that the Commission incorporates merger transaction and transition costs into the companies' cost of service in future rate proceedings, merger savings should be flowed through to ratepayers. However, Staff argues that such costs should be allowed in rates only to the extent that they were prudently incurred and that the Companies can establish that they are offset by verifiable merger savings. Finally, to the extent the Joint Applicants are requesting inclusion of merger related expenses in their cost of service in a future rate proceeding, the Joint Applicants should have the burden to demonstrate the existence of equal or greater than offsetting merger savings that pass a "but for the merger" test. The test would require the Joint Applicants to establish that the offered savings would not have occurred "but for the merger." (Ex. 70, pp. 28-29)

Mirage/MGM witness Mr. Garrett testified that he does not believe that the Commission should accept a rate freeze as a form of ratepayer protection when current financial conditions clearly indicate a substantial rate reduction is warranted for each of the Joint Applicants. However, if the merger were approved, and assuming the Joint Applicants' revenue requirements were adjusted to reflect current financial conditions as part of the unbundling docket in 1999, or in another docket contemporaneous with the merger, Mr. Garrett believes that the appropriate ratemaking treatment of the merger-related savings is to let the savings accrue to the benefit of the Joint Applicants and their stockholders until the next rate case proceeding in which the savings may be reflected in the prospective rates established at that time. (Ex. 21, pp. 13-14) Mr. Garrett argues that merger costs should also be subject to the same ratemaking treatment. In effect, the Joint Applicants would enjoy the savings that resulted from the merger for a period of time and would be responsible for the costs incurred to achieve the savings as well. Since the costs are incurred up front and the savings develop over time, the Commission could allow the Joint Applicants to set up a deferred charge for the costs and amortize the balance over some period of years. Along with approval of establishing the deferred regulatory balance, the Commission could agree to examine the costs of the

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merger at the Joint Applicants' next rate case for possible inclusion in prospective rates at that time. Mr. Garrett argues that this treatment of the costs to achieve the merger provides a real hold harmless protection to the ratepayers and effectively places a portion of the risks associated with the merger on the Joint Applicants. (Ex. 21, p. 15)

The Joint Applicants propose to amortize the goodwill premium to account 495, which is an above the line account to be collected through rates. Mr. Garrett argues that the premium should be below the line until such time as the Joint Applicants can show specific savings as a result of the merger. Although Mr. Oldham provides assurances that if for some reason the estimated future savings are less than the costs to achieve the companies will be responsible for the shortfall, Mr. Garrett testified that there is no practical way to know this because there is not a mechanism in place to track merger costs and savings. It is difficult to track merger costs and even more difficult to track savings. (Tr. at 739.) Mr. Garrett also notes that the proposed sharing mechanism established on a 12 percent ROE is significantly higher than today's market. Thus, the Joint Applicants are attempting to set the ROE outside of the compliance filing in the merger proceeding. An appropriate sharing point should be around .5 percent above allowed ROE. (Tr. at 747.) Therefore, Mr. Garrett recommends that the Commission require each of the Joint Applicants to file a general rate case before the merger. Each company must file separate rate cases because there will not be data available for a full test year for the merged company on which to base rates.

UCA Witness Mr. Brosch recommends that goodwill be amortized below the line and not included in revenue requirements in future rate cases. He recommends that goodwill not be charged above the line for many reasons, including: it represents an improper departure from cost based regulation; it unfairly burdens ratepayers with market gains already retained by shareholders; it significantly dilutes any potential savings otherwise to be realized from the merger; and it can be recovered through other benefits from the merger that are expected to be retained by shareholders. (Ex. 47, pp. 32-33) Mr. Brosch noted in the merger of Missouri Gas Energy and Southern Union, certain merger benefits were retained by the shareholders in lieu of goodwill recovery. This method gives the company an opportunity to demonstrate savings. (Tr. at 2137.) Mr. Brosch also testified that the Joint Applicants do not provide any specific means of allocating goodwill costs between Nevada Power and Sierra Pacific. However, there is a proposal "on the table" to allocate the costs based on relative assets. Mr. Brosch recommends that this needs to be addressed within the context of separate ratemaking for Sierra Pacific and Nevada Power. (Tr. at 2256.)

Mr. Brosch also recommends that rates not be frozen at present levels because there has been no showing by the Joint Applicants that present rate and revenue levels are reasonable in relation to current rate base, cost of capital, expense and revenue levels. Rates should not be frozen when so much remains unknown about whether current rates are reasonable. (Ex. 47, p. 50) Mr. Schmalz, testifying on behalf of the Joint Applicants, acknowledged that the cost of new debt has declined over the past few years. (Tr. at 2021.)

The absence of any income tax deductions for goodwill amortization expense further detracts from the net savings estimates prepared by the Joint Applicants, according to Mr. Brosch. He added that ratepayers should not be exposed to the risks that large and very certain merger costs will be charged, while commensurate levels of merger-related savings may or may not eventually materialize. (Ex. 47, p. 36) Mr. Brosch also testified that the Joint Applicants' projections of merger transition costs are highly uncertain and that the actual transition costs to be incurred will not be known for some time. The total estimated transition cost amount in the Joint Applicants' filing is $46.2 million (exclusive of transaction and goodwill amortization). Mr. Brosch proposes that severance costs incurred for non-executives be eligible for

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deferral for any formal severance plan adopted and effective within 12 months of closing of the merger transaction. The 12-month cutoff should, according to Mr. Brosch, enable the Joint Applicants to evaluate the staffing levels of the integrated companies and the requirements of the new organization and then design and implement severance arrangements tailored to accomplish staffing requirements. At the same time, Mr. Brosch argues that the use of such a cutoff will prevent later workforce adjustment programs that may occur from being inappropriately attributed to the merger. Any deferred costs associated with severance and other employee separation costs, Mr. Brosch argues, should be limited to actual payments to employees or third party vendors for the benefit of separating employees. Employee relocation costs, he adds, should be treated in the same manner. Finally, Mr. Brosch advocates that all such deferred costs should be subject to regulatory review and audit in each utility's next formal rate proceeding. Amortization of deferred costs should commence in the month of transaction closing. All executive separation and change in control payments costs should be borne by shareholders. (Ex. 47, p. 44)

Mr. Parcell, a cost of capital witness testifying on behalf of the UCA, stated that the facts surrounding Sierra Pacific's 12 percent sharing mechanism have changed and, furthermore, Sierra Pacific's ROE should not automatically be utilized for Nevada Power. (Ex. 65, p. )

Dr. Peseau, testifying on behalf of the SNWA, argues that the Joint Applicants' merger proposal attempts to sidestep the crucial revenue requirement and cost of service issues necessary to properly prepare for the implementation of competition by requesting that rates be frozen at existing levels. Without new cost of service studies, the Joint Applicants stand to enjoy the present above-market rates of return they have been experiencing by virtue of the many years of fixed base rates of each of the utilities at the time that cost of capital has fallen dramatically. (Ex. 61, p. 2) Dr. Peseau recommends that the Commission order immediate general rate cases for both utilities to align rates and costs prior to or, preferably, in place of, an incentive earnings mechanism. In the alternative, the earnings sharing mechanism could be modified to mitigate the need for future general rate cases. For example, the Commission could approve an earnings deadband around an authorized rate of return with an index to have the authorized ROR change with changes in capital markets.(Tr. at 2126)

2.   Commission Decision

Given the uncertain benefits associated with this merger, the Commission finds that it is not appropriate to place on ratepayers the risk that they will have to pay for merger costs without receiving merger benefits. Utility management designed the transaction, arranged the terms and incurred the costs. The Joint Applicants have not persuaded the Commission that the transaction will enhance the Joint Applicants' ability to fulfill their legal obligation to serve ratepayers at reasonable cost. Rather, it appears that the Joint Applicants entered into the transaction to advance their competitive interests. That goal is not necessarily inconsistent with the public interest, but it is not one for which ratepayers of the Joint Applicants' noncompetitive services should bear risks. Under these circumstances, the risk that merger savings will be insufficient relative to merger costs is a risk that should be borne by the company's shareholders. The Commission therefore will establish a procedure that affords the shareholders a reasonable opportunity to recover these costs, upon a showing that merger savings are sufficient to justify these costs.

a.   First Step: Setting Cost-Based Rates for the Merging Companies

The current rates of both companies are based on negotiated settlements that are several years old. The Joint Applicants provided no new cost of service information upon which the Commission could evaluate the reasonableness of those rates under current conditions. Therefore, there is not sufficient information

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
in the merger application for the Commission to determine that the rate freeze proposed by the Joint Applicants would result in reasonable rates at this point in time.

Consequently, the first step must be to set rates based on the actual cost of providing service within a recent test period. Otherwise, any mechanism for assigning costs and benefits will not have a correct cost foundation. In order to expedite this merger process, as well as avoid unnecessary overlaps with the implementation of competition required by the Legislature, the Commission will condition its merger approval on the Joint Applicants making certain submissions within the compliance process set forth in NRS 704.986. Specifically, each company shall make compliance filings when directed by the Commission in 1999 in two different phases. The first phase will consist of determining a new revenue requirement for each separate company and allocating or directly assigning that revenue requirement to the list of unbundled services outlined in the applicable Commission's orders in Docket Nos. 97-8001, 97-11018, and 97-11028. No merger costs nor merger savings shall be included in these filings. This revenue requirement will be effective as of the beginning date of competition, December 31, 1999, assuming the merger has been effectuated by that date. If the merger has not been effectuated by that date, or if competition does not begin on that date, the Commission will issue, before that date, an appropriate revision to this section of the opinion. The second phase will consist of setting rates for noncompetitive services.

This approach ensures that the Joint Applicants' opportunity to recover costs based on savings resulting from the merger (described below) is based on actual costs and is consistent with statute, which requires the companies' compliance filings to encompass the establishment of new rates in anticipation of the transition to retail competition. This is clear from the plain reading of NRS
704.986 which in part states:

The vertically integrated electric utility shall include with the plan any information the Commission needs to:

(a)  Set rates for electric services, including, but not limited to:

(1) A statement of the costs of the vertically integrated electric utility to provide the service.

(2) The amount of revenue required by the vertically integrated electric utility.

(b) Allocate among customers the costs of service and the requirements for revenues for noncompetitive services.

The Commission's approach thus prevents duplication and delay while expediting both the merger approval process and the process for preparing for competition.

b. Second Step: Instituting a Mechanism for a Fair Opportunity to Recover Merger Costs

The Commission finds that the cost treatment of merger costs and credit for merger savings similar to that proposed by Mr. Garrett in Exhibit 21 shall be used to recover merger related costs. Specifically, the merger cost recovery mechanism will have the following principles:

1. Once the new rates established in the 1999 compliance proceedings are imposed, they will be frozen for a period of three years. During this period, the Joint Applicants shall enjoy the savings that resulted from the merger and will at the same time be responsible for the costs incurred to achieve those savings as well. At the end of the three-year period, the

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     Joint Applicants shall file a general rate case (GRC). The Commission finds that this will allow an adequate period of time for the anticipated savings from the merger to materialize.

2. Since the costs of the merger are incurred up front, the Joint Applicants shall establish deferred accounts for three categories of costs: transaction costs, transition costs, and goodwill costs.

3. For each of these three categories, the Joint Applicants must assign or allocate the costs between potentially competitive services, noncompetitive services, and unregulated services and explain such assignment and allocation in detail. Only merger costs properly assigned or allocated to noncompetitive services will be eligible for recovery, since it is a tenet of utility regulation that ratepayers of noncompetitive services should not pay in regulated rates for costs properly assignable or allocable to potentially competitive services or unregulated activities.

4. Transition costs, transaction costs and goodwill costs, after being properly assigned or allocated to noncompetitive services, will be deemed eligible for recovery from ratepayers upon a showing that the level of such costs was prudent and that merger savings are sufficient to cover such costs. The Commission's review of prudence in the GRC will provide an opportunity for the parties to address these prudence issues, including such issues as the executive compensation and severance pay for non-executives raised by Mr. Brosch. Such prudent, properly attributed costs will be deemed to be "eligible transaction costs," "eligible transition costs" and "eligible goodwill costs."

5. In their GRC filing, the Joint Applicants will propose an amortization period for the eligible transition, transaction costs, and goodwill costs. The Commission will then review the merits of the costs incurred to achieve the merger in light of the actual savings produced by the merger. If the Commission determines that the savings due to the merger are sufficient to cover a portion (or all) of the eligible transaction and transition costs, the Commission will include that portion of the eligible transition and transaction costs in rates. The Commission finds that this treatment of the costs to achieve the merger provides a real hold harmless protection to the ratepayers and effectively places a portion of the risks associated with the merger on the Joint Applicants.

6. The Commission will also allow the Joint Applicants to propose the inclusion of the eligible goodwill costs in rates in their GRC filing. The Joint Applicants must support this inclusion with a demonstration that the synergies achieved through the merger have resulted in actual savings in excess of the eligible transition and transaction costs to the ratepayers that could not have been achieved without the merger.

The Commission finds that the above methodology provides the Joint Applicants with a fair opportunity to recover merger costs through merger savings while truly holding ratepayers harmless should merger savings not materialize. It also guards against ratepayers incurring merger costs only to the extent the costs are justified by merger benefits which accrue to regulated services.

C.   Accounting and Reporting Requirements

1.   Positions of the Parties

Common costs must be allocated between noncompetitive, potentially competitive, and non-regulated businesses; between regulated operating companies (Sierra Pacific and Nevada Power); between products (electric, gas and water); between ratemaking jurisdictions (FERC, Nevada and California) and between services

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(transmission, distribution and generation). The Joint Applicants anticipate implementing common cost allocations throughout the merger process in at least three stages. Mary Simmons, Controller for Sierra Pacific Power Company, testified that the allocation methodology presented in the merger filing had to be robust and flexible enough to accommodate the full transition process. (Ex. 60, p. 6) The Joint Applicants plan to establish an automated process that will allocate costs directly to each category. The reporting capabilities of the financial data warehouse or general ledger system can then put these blocks back together for reporting to various jurisdictions, reporting by operating company, reporting by product or whatever configuration is needed. Currently, Sierra Pacific uses location codes to indicate common costs to be allocated. Unless a new general ledger system is implemented prior to the merger, the Joint Applicants anticipate location codes or some other code will continue to be used to code common costs and to trigger the automated allocation when monthly processing occurs. (Ex. 60, pp. 9-10)

The Joint Applicants have not decided at this point whether they will use Nevada Power's or Sierra Pacific's accounting system after the merger is consummated, or whether to use a hybrid of the two systems, or whether to purchase an entirely new system. The implementation of a new accounting system could take anywhere from 6 to 12 months or more. Sierra Pacific will use its current system immediately following the merger as will Nevada Power, and then allocations between the companies would be done as they are today. (Tr. at 2987.)

Finally, the Joint Applicants continue to support the objectives pertaining to shared corporate services as provided for in the rulemaking (Docket No. 97-5034) for affiliate services and will incorporate mandated requirements into allocation methodologies for common services. (Ex. 60, p. 10) However, the affiliate rules (Docket No. 97-5034) will apply only to affiliates providing competitive electric services as they interact to the distribution utility. Thus, it is necessary for additional requirements to address account reporting requirements for all other services and entities to be included within the holding company structure.

Mr. Greedy, testifying for the Staff, stated that there is a potential problem of shifting costs from competitive businesses to noncompetitive businesses. Staff is concerned about its ability to audit costs between holding company affiliates. Currently, there are no specific reports or procedures for getting this information to Staff. Mr. Greedy notes that a holding company is not under the jurisdiction of the Commission and therefore the holding company may have no obligation to give the Commission access to any information regarding the transactions and activities of the holding company. (Ex. 33, p. 12) Mr. Greedy argues that the merger would increase complications with respect to the holding company structure because Nevada Power Company and its subsidiaries will become a wholly-owned subsidiary of Sierra Pacific Resources. Adding Nevada Power Company and its subsidiaries will add complications to the holding company structure because there will be additional record-keeping with additional allocations necessary for presentations. (Ex. 33. Pp. 18-19)

Mr. Greedy recommends that the Commission order, as a condition of the merger, a clear separation between regulated and non-regulated operations. No services or transactions should occur between regulated and non-regulated operations without a Commission-approved contract. (Ex. 33, p. 14.) Mr. Greedy also recommends that the Commission order the Joint Applicants to present data as illustrated in
Exhibit 33, Attachment MLG-07. Additionally, Mr. Greedy provides recommendations concerning documentation by way of a Master Services Agreement and an accounting system review. (Ex 33, p. 16) A Master Services Agreement would describe rules for transactions among affiliates.

In rebuttal testimony, Ms. Simmons testified that the Joint Applicants are concerned about adding complexity to the system. Much of their concern revolves

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
around how often the information would need to be provided. Ms. Simmons argued that summary information could be provided as a check versus the detailed schedules proposed by Mr. Greedy. The Joint Applicants would prefer to use the systems they currently have to pull out the information that Staff desires on an interim basis until the actual accounting system for the merged companies is in place. (Tr. at 2995.)

2.   Commission Decision

The Commission finds that the Joint Applicants were unable to provide much detail on the mechanics of the accounting systems after the merger. Thus, the Commission finds that it is appropriate to accept Mr. Greedy's recommendations. Therefore, as a condition of merger approval, the Commission finds that the Joint Applicants shall:

1.   maintain a clear separation between regulated and non-regulated operations;

2.   present data as illustrated in Exhibit 33, Attachment MLG-07;

3. file a Master Services Agreement for approval by the Commission that applies to those services not covered by the affiliate rule adopted in Docket No. 97-5034;

4. not use a single accounting system until such time as a report on account numbering to be used is filed with the Commission and a detailed and comprehensive plan for using a single accounting system is filed with the Commission and the Master Services Agreement is in effect;

5. after consultation with Staff, file a plan with the Commission to routinely provide electronic access to all Joint Applicants' recorded accounting data; and

6. file an acknowledgment that it shall provide Staff and the UCA full and complete access to all books and records of Sierra Pacific Resources, Sierra Pacific Power Company, and Nevada Power Company to enable these parties and the Commission to fulfill their statutory obligations.

Should the Joint Applicants, Staff and the UCA wish to develop an alternative reporting mechanism for the interim to satisfy Staff's concerns, they are encouraged to do so. Likewise, Joint Applicants are encouraged to confer with Staff and the UCA during development of the merged entity's new accounting system to assure it has the capacity to provide the information required for reporting purposes.

D.   Two County Tax Exempt Bonds

1.   Positions of the Parties

Nevada Power has approximately $541 million of Tax-exempt Industrial Development Revenue Bonds outstanding. The Internal Revenue Code of 1954, as amended, grants tax-exempt status on the interest on state and local Industrial Development Revenue Bonds which are to be used to provide facilities for the "local furnishing" of electric energy. That term is defined in the Income Tax Regulations as property which is part of a system providing service to the general populace of no more than two contiguous counties. The amount eligible for financing through these tax-exempt bonds can include an amount comprising both expenditures for the prior 12 months as well as anticipated expenditures for facilities for the next three-year period of time. The interest rates historically have been two hundred basis points lower for tax-exempt debt versus taxable debt. (Ex. 24, p. 9)

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
Mr. DeWeese provided testimony for the Staff that suggests the merger between Nevada Power and Sierra Pacific may adversely affect the exclusion from gross income of interest on local furnishing bonds that have been issued for the benefit of Nevada Power. In the event that Nevada Power loses its tax-exempt status under the two county rule, the company would incur annual additional interest expense of at least $8 million. If the company does not get a favorable Bond Counsel Opinion or IRS Letter Ruling, Staff believes it would cost the company at least $80 million, if not more, to refinance the tax-exempt securities over a ten-year period. (Ex.24, pp. 12-13)

Staff recommends that the Commission order the Joint Applicants to seek an Internal Revenue Service Private Letter Ruling that the merger will not adversely affect the exclusion from gross income of interest on the local furnishing bonds issued by Nevada Power as a compliance item. (Ex 24, p. 2)

A final opinion from Nevada Power's bond counsel is required prior to the merger being consummated. In order to maintain the tax-exempt status of the bonds, Nevada Power's Bond Counsel must find that there will be no power exchanged between the two entities and that they will maintain separate rates. Any facilities purchased with tax-exempt bonds cannot be shared between the two entities if the tax-exempt status of the bonds is to be maintained. (See ex. 58, p.2, i-v.) Therefore, moving any facilities that were funded by the tax-exempt bonds to competitive affiliates may require partial refunding of a bond issue. (Tr. at 2864.)

In rebuttal testimony, Mr. Schmalz, Director of Treasury for Nevada Power, testified that seeking an IRS Letter Ruling would not provide any benefits and could possibly be harmful to the company and its customers. The company's bond counsel, Chapman and Cutler, has advised the company that during the time the Letter Ruling request is pending with the IRS, the company would be unable to obtain a favorable opinion from any bond counsel stating that the interest paid on the bonds is not to be included in the gross income of the bondholders. (Ex 81, p. 3-4) The IRS letter ruling process often takes up to a year or more to reach conclusion and any change in company operations within the period would invalidate the letter ruling. (Tr. at 2856.)

In lieu of an IRS letter ruling, the Joint Applicants have agreed to hold ratepayers harmless with respect to any increased net costs from the loss of Two County tax-exempt status resulting from the consummation of the merger (Ex. 59).

2.   Commission Decision

The Commission accepts the Joint Applicants' proposal to hold ratepayers harmless with respect to any increased net costs from the loss of Two County tax-exempt status resulting from the merger, and therefore finds that an IRS Private Letter Ruling is not necessary for final approval of the merger. However, the Commission also notes that Bond Counsel's August 8, 1998 opinion states that it would not be permissible to use common personnel for the day-to-day operations of the systems, such as common billing and customer service personnel (since the company must transfer these operations to affiliates as required by Chapter 482, the bond counsel's concerns are mitigated). The Commission finds that this could have effects on the potential synergies of using customer service personnel, etc. between the two companies. The Joint Applicants will have to look carefully at this restriction as certain synergies may not be possible due to the restrictions of maintaining the tax-exempt funding under the two county rule. (Tr. at 2866)

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
IV.  Effect on Existing Contracts

A.   Determination of the Effect of the Merger on Purchased Power Contracts

1.   Positions of the Parties

Mr. Niggli testified that the Joint Applicants have no final plans as to how to deal with their QF contracts. (Tr. at 66-67.) However, the Joint Applicants propose that purchased power costs remain in bundled rates as they are today. (Tr. at 164.) The Joint Applicants' preferred way to deal with above-market QF contracts is to require aggregators to purchase from a portfolio of purchased power contracts. In any event, the Joint Applicants state that they intend to fulfill all of the obligations of their purchased power contracts, however, they could not specify how they will meet those obligations as a merged entity in a restructured environment. (Tr. at 48.)

Mr. Campbell, testifying on behalf of Las Vegas Cogeneration, testified that the merger itself would have little or no impact on QF contracts, however, Mr. Campbell raised concerns about having the contracts assigned to an affiliate of the merged company. His concerns stem from unknown factors such as the affiliate's creditworthiness, assets and liabilities, and relationship to the parent company. (Tr. at 827.)

Mr. Schoenbeck, testifying on behalf of the Nevada Independent Energy Coalition, testified that the companies' QF contracts must be assigned as part of the merger. In order for the contracts to be assigned, the parties to the contract must give written consent to assign the contracts to a third party. Mr. Schoenbeck also is unclear how the merged entity plans on dealing with the QF contracts, however, he states that the merger itself should have very little impact on the contracts. Given that there is no clear statement of intent of how purchased power contracts will be treated given the proposed divestiture of generation plants, Mr. Schoenbeck recommends that the Commission provide certain assurances to the QFs. (Tr. at 892.) In order to get the contract holders to agree to assignment of the contracts, Mr. Schoenbeck contends that the Commission should require that the contractual prices, terms and conditions of the QF purchased power agreements be honored by the merged entity and that payments made pursuant to the terms and conditions of the QF purchased power agreements continue to be collected from ratepayers through charges comparable to the manner in which these costs are being recovered today. (Ex. 25, p. 6.)

Mr. Burton, testifying on behalf of the Mirage/MGM, argued that the Commission should be careful not to allow the Joint Applicants to decide how QF contracts should be treated once generation markets are opened to competition. Mr. Burton believes that any above-market QF contract costs should be evaluated by the Commission and netted against any potential gains on the sale of assets. (Tr. at 516.) The Joint Applicants' filing provides little information on the treatment of recoverable stranded costs. However, the Joint Applicants' proposal to let QF contracts run their course is a premature determination of the treatment of recoverable stranded costs by the companies.

2.   Commission Decision

The Commission finds that the Joint Applicants' proposal would result in customers taking the entire risk of above-market QF contracts costs. As noted above, it is not appropriate to use the merger filing to pre-determine any recoverable stranded cost issues. Any formulas for accounting for stranded investment costs should be adopted only by order of the Commission after careful review of the requirements of NRS 704.983.

As for the conditions requested by QFs, the Commission does not believe it necessary to include them in the merger approval order. The Commission presumes

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
that the Joint Applicants will act consistently with their contracts with the QFs. No one has suggested that the merger transaction itself will violate those contracts. The Commission will of course entertain complaints from QFs alleging that the Joint Applicants are acting inconsistently with their contracts. The Commission also presumes that the Joint Applicants will act consistently with all of their other purchased power contracts.

B.   Determination of the Effect of the Merger on Large Customer Contracts

1.   Positions of the Parties

The Joint Applicants testified that they intend to meet the terms and conditions of all customers' contracts following the divestiture and merger. However, the application does not define how power would be repurchased from divested generation assets. Mr. Oldham testified that the merged company wanted to continue to serve customers taking service under its GS-4C and GS-5T tariffs, but did not specify how it will do so. (Tr. at 262-267.) He further testified that Sierra has not made final determinations concerning how it will honor the contracts it has with large customers because it does not know what rules will prevail in the restructured environment. (Tr. at 396.) Mr. Davis testified that all contracts NPC currently holds will be assumed by the new "Nevada Power Co." (Tr. at 454) but could not say whether the merged company will be in a position to fulfill certain obligations now embodied in contracts with the Colorado River Commission once the merger is consummated and retail competition has begun (Tr. at 464-65, 470-71). The Joint Applicants' failure to present a business plan that outlines the lines of business the companies plan to enter in a restructured market gives rise to the parties' concerns as to how the Joint Applicants will meet their contractual obligations after the divestiture and Nevada markets are opened to retail competition. Ms. Thomas testified that even with the business plan, the Joint Applicants must address how they intend to handle existing contractual obligations. (Tr. at 1685.)

Ms. Thomas noted that large customers are critical to the Nevada economy, however, they are also sophisticated customers who entered into the power supply contracts knowing the possibility of retail competition in the provision of electric services. Many of these contracts have severe termination penalties. (Tr. at 1619.) Thus, Ms. Thomas testified that an open season hold harmless provision for supply contracts should contain provisions so that termination penalties are not enforced during the open season. However, Ms. Thomas argued that this is not as much a merger issue as it is a restructuring issue and should be addressed in the companies' potentially competitive/noncompetitive service filings under Docket No. 97-8001. (Tr. at 1723.) Ms. Thomas recommends that the Commission set up a proceeding in which to determine how the companies' power supply contracts to large customers will be addressed after restructuring. This would likely be handled in the companies' compliance filings. (Tr. at 1613.)

2.   Commission Decision

The Commission agrees with Ms. Thomas that the contracts issue should not be resolved in this proceeding because the merger proposal, in and of itself, does not affect any large customer contract. The Commission recognizes, however, that structural changes, including those mandated by the Legislature (such as the requirement in NRS 704.978(1) that potentially competitive and noncompetitive services be provided by separate affiliates), those proposed by the utilities (such as whether to provide potentially competitive services under competition) and those mandated by the Commission (such as whether to allow one or both utilities to form affiliates to provide one or more potentially competitive services), may have an effect on large customer contracts. This area raises legal questions not directly addressed by the Legislature, such as whether a new potentially competitive service affiliate of an incumbent utility should be able

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to start in the competitive market with customer contracts obtained in the pre-competitive era. The Commission therefore intends to initiate an investigation to explore this issue in the near future, and will issue a procedural order outlining the issues to be considered.


V.   Effect on Quality of Service

A.   Electric Service Reliability

1.   Positions of the Parties

The Joint Applicants' filing provides statements that electric service reliability will not be harmed as a result of the merger. The direct testimony of Mr. Oldham states that the merger will have no adverse effect on the quality of service provided to customers (Ex. 11, p. 3) and likewise, the direct testimony of Mr. Davis states the quality of service will not be adversely affected by the merger, and will likely improve (Ex.12, p. 7). Mr. Davis testified that the Joint Applicants have always provided a high degree of reliability and customer service and are committed to continuing to provide and improve the high degree of service and reliability. (Ex. 12, p. 7) Mr. Malquist testified that the Joint Applicants intend to look at the best practices of both companies to achieve higher quality of service. (Tr. 1803)

To assure that quality of service will not be degraded as a result of the merger, the Joint Applicants will collect outage data on their distribution and transmission system that will be compared to average historical data. The data will reflect outage frequency and duration and will be reported annually with the yearly earnings report. The Joint Applicants will use Sierra Pacific's outage data collection methodology to track and report the information needed to meet this commitment. (Ex 12, pp. 7-8) Although the Joint Applicants did not propose any quality of service objectives or standards in the merger application, they are confident that such objectives and standards can be developed with Staff, provided that the data required is readily available and is relatively simple to utilize in measurement. (Tr. at 2056.)

Mr. Winterfeld, Assistant General Manager of Power Marketing for Deseret Generation and Transmission Cooperative, argued that the Joint Applicants' commitment that the merger will not adversely affect quality of service is counter-intuitive to the trend of experience in rural service areas and does not sufficiently address the factors included by customers in expectation of quality service. (Ex. 67, p. 10)

Mr. Candelaria, testifying on behalf of Staff, argues that the Commission should invoke conditions on the Joint Applicants to assure that the level of electric service quality will not be adversely affected by the merger. Staff believes that, as a condition of allowing the merger to go forward, the Commission should order the Joint Applicants to develop a methodology for comparing the electric service quality provided to the Joint Applicants' customers before the merger to that provided after the merger. The methodology should provide the Commission with a means of determining whether or not the merged company's customers have been adversely affected by the merger. (Ex. 68, p. 2)

Staff contends that the Joint Applicants' service quality proposal is deficient in that the Joint Applicants have not explained how they would compare outage data of the merged company with the historical data of the two separate companies. Mr. Candelaria testified that in order to determine the impact of the merger on electric service quality, one would need to adopt performance measures that would adequately reflect the level of electric service quality that exists in each company's service territories. Once acceptable performance measures are adopted, electric service quality performance data (baseline data) would need to

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
be developed from historical data that predates the merger. Mr. Candelaria then suggests that the baseline performance data would be used as a benchmark against post-merger electric service quality performance. Therefore, the impact of the merger on the level of electric service quality could be demonstrated by periodic comparisons of post-merger performance data to pre-merger performance data. (Ex. 68, pp. 3-4)

Staff recommends use of the SAIDI, SAIFI, ASAI, CAIFI and CAIDI indices to measure electric service quality of the merged company, however, Staff recognizes that Nevada Power cannot currently calculate these indices. Staff recommends these indices because they are commonly-used performance measures in the electric industry, Sierra's outage reporting program and Nevada Power's proposed distribution dispatch management system (DDMS) system will be able to calculate these performance measures, and Staff believes that these measures can provide the Commission with useful information for assessing the level of electric service reliability of the merged company. (Ex. 68, p. 5.)

Staff's recommendations include that the Commission order the Joint Applicants to work with Staff and other parties to develop electric service quality performance benchmarks from historical data that adequately reflect the electric service quality of the Joint Applicants' electric systems. The benchmarks should be established for each district as they exist today and the Joint Applicants should be required to file their proposed performance benchmarks and methodology for calculating the benchmarks within sixty days after the Commission issues its order on the merger. Once the companies are merged, the Commission should order the Joint Applicants to submit electric service quality performance data by district to the Commission on a quarterly basis so that a comparison of the performance data to the benchmark data can be made. Finally, in the event that the merged company fails to provide a quality of service level equal to that level before the merger, the Commission should consider penalties in specific show cause proceedings or expense disallowance or reductions to rate base in the context of general rate proceedings. (Ex. 68, p. 10)

Ms. Galati, Vice President of Distribution for Nevada Power, provided rebuttal testimony contending that while the Joint Applicants do not quarrel with many of Staff's recommendations, the Joint Applicants do have concerns about the details of and potential implementation of those recommendations. (Ex. 82, p. 1.)

2.   Commission Decision

The Commission is aware that retail competition and the Commission's ratemaking treatment as outlined in this order may introduce new pressures on industry participants. Regulatory monitoring will be necessary to assure that these pressures do not adversely affect safety and reliability. It is possible that to this end, the Commission will need to create new electric service quality performance measures. The Commission intends to address this issue in the context of its investigations and rulemakings concerning the implementation of Chapter 482. In the meantime, the Commission urges the Joint Applicants to work with Staff and other parties to develop electric service quality performance benchmarks from historical data that adequately reflect the electric service quality of the companies' electric systems.

B.   Quality of Customer Service

1.   Positions of the Parties

Mr. Hackman, Manager of the Consumer Complaint Resolution Division for the Commission, addressed customer service issues arising from the merger. Mr. Hackman recognized that the Commission has deemed customer service a potentially competitive service under Chapter 482 of the 1997 Legislature and that market forces will be replacing much of the traditional regulation of the service once

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
the electric markets in Nevada are opened to alternative sellers. However, Staff contends until the evolution to competition is complete, the Commission has the duty to continue to see that customers are protected and that safe, reliable and timely utility services are provided. (Ex. 69, p. 2.)

The Joint Applicants state in their application that customer service levels will be maintained or improved as a result of the merger. At the same time the companies are proposing reducing staffing levels (64 customer service personnel) in the customer service area. Thus, Staff is concerned that customer service may be threatened by the proposed merger. (Tr. at 2387.) To address adverse affects of the merger on customer service, Staff proposes that the companies be held to certain guarantees and benchmarks to ensure that current customer service levels will be maintained. Mr. Hackman outlined several specific recommendations in his testimony. Staff is also recommending that periodic surveys continue to be taken to gauge customer satisfaction and that the results of the surveys be submitted to Staff. (Ex. 69, p. 4.)

2.   Commission Decision

The Commission is concerned that merger savings projected by the Joint Applicants assumed significant reductions in customer service personnel. These reductions, in combination with increasing response time to Consumer Complaint Resolution Division inquiries, may lead to decreases in the quality of customer service. The Commission therefore finds that a sufficient basis exists to condition the merger approval on special measures to monitor customer service levels. For the period between consummation of the merger and the start of retail open access in Nevada, the Joint Applicants shall provide information, as described below, to the Commission's Consumer Complaint Resolution Division (Division) that will enable the Division to assess whether customer service levels are being maintained by the merged entity. Assuming the Joint Applicants continue to provide noncompetitive services once competition begins, the Joint Applicants shall continue to provide information on customer service levels specific to those noncompetitive services after competition begins, until the Commission determines that such information reports no longer are necessary.

Ms. Hollins, Director of Customer Service for Nevada Power Company, testified that Nevada Power's existing Customer Satisfaction survey was not developed for use by the Commission or for public disclosure. The existing survey was voluntarily instituted as part of Nevada Power's incentive compensation program for management and professional employees, partly as a result of the Commission's encouragement in its Opinion and Order on Nevada Power's 1991 general rate case (Docket No. 91-5055). (Ex 83, pp. 9-10.) Nevada Power's Customer Satisfaction Surveys acquire data on timeliness of response, knowledge of employees, home energy audits, and service reliability. The survey has been conducted for several years and the results of such surveys are available and could be distributed to the Consumer Division. (Tr. at 2946.)

The Commission finds that past survey results and the results of future surveys can be utilized to provide a measure of customer service quality by the Division during the period between the consummation of the merger and the start of competition for potentially competitive services in Nevada. Therefore, the Commission finds that as a condition to approval of the merger, the Joint Applicants shall provide the Division with the historical results and survey questions of each company's customer satisfaction surveys as requested by the Division. The Joint Applicants shall also provide the Division with the results and survey questions of the customer satisfaction surveys conducted from the final consummation of the merger until such time as the Nevada electric markets are opened to competition for potentially competitive services. If the Division finds that customer service quality has diminished as a result of the merger, the Division shall file such information with the Commission and the Commission shall consider appropriate penalties.

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
Once competition begins, customer service functions applicable to potentially competitive services will themselves be potentially competitive services, due to prior Commission order. The Commission expects that the combination of competitive pressures on those who provide these services, plus the application of the Commission's licensing and consumer protection rules, will provide the incentive for the alternative sellers to provide superior levels of customer service. Similarly, the consumer bill of rights, applicable to the providers of last resort, should work to maintain appropriate service levels. The customer service indices proposed by Staff may be of assistance to the Commission in reviewing whether its expectations on customer service levels are being met. The Commission therefore would welcome proposals by the Staff or other parties to make use of these indices in that context.


VI.  Effect on Commission Jurisdiction

A.   Positions of the Parties

The Commission currently has jurisdiction over the rates, terms and conditions applicable to bundled retail service, retail sales of unbundled generation and the certification and resource planning for generation and transmission. Chapter 482, 1997 Legislature envisions that the Commission will retain the authority to address market power in the provision of potentially competitive services. Once potentially competitive service markets are opened to competition, the Commission will retain its cost of service based rate setting jurisdiction over noncompetitive services. The Commission will also retain licensing and limited rate setting authority for all potentially competitive services.

Mr. Russell, testifying on behalf of Staff, testified that the merger will affect the Commission's jurisdiction in several ways. First, Mr. Russell states that if, after the merger and divestiture, the new company is purchased by a large multi-state company, the Commission would have to contend with a vertically integrated utility possibly operating several other related businesses. Regulating and determining the appropriate ROR on transmission and distribution assets owned by such an enterprise would become increasingly complex for the Commission. (Ex. 26, p. 11.) Mr. Russell also brings up the possibility that the merger could have an effect on the native load priorities embodied in the FERC's pro forma open access transmission tariffs (OATT). The merger coupled with the OATT may enable the Joint Applicants to increase their ability to favor affiliates providing potentially competitive services over competing suppliers of those services. (Ex 26, p. 11.) Finally, Nevada Power is not now organized as a holding company but will become a subsidiary of a (presumably exempt) holding company as a result of the merger. Mr. Russell testified that this fact alone can be expected to complicate regulation of Nevada Power and potentially open up real or claimed regulatory gaps. For example, the Commission may in the future be confronted with claims that its jurisdiction does not extend to the holding company or to its unregulated affiliates. Or the Joint Applicants could assert that the SEC has jurisdiction over cost allocations now controlled by FERC or this Commission. (Ex. 26, p. 12)

B.   Commission Decision

The Commission finds that the merger could potentially have negative effects on its jurisdiction over the new company. However, some of Mr. Russell's concerns are as a result of a subsequent merger of the new company with a large multi-state company. The Commission finds that if such an event were to occur, the proper forum to address the jurisdictional problems would be in that filing. Furthermore, the Commission finds that Mr. Russell's concerns help to illuminate the need for the additional accounting requirements imposed on the Joint Applicants as set forth in the Commission's decision in the previous section.

The most significant issue before the Commission at this time is whether the merged entity could or would take any action to become a registered holding company under the Public Utility Holding Company Act (PUHCA) and thereby trigger a preemption of state review of certain company transactions. Under questioning, Mr. Oldham reported it was not the intent of the Joint Applicants to take any action to become a registered holding company. Mr. Oldham did not know if it would cause problems if the Commission conditioned approval of the merger on the companies taking no action that would cause the exempt holding company to become a registered holding company under PUHCA.

It is difficult to imagine what problems, if any, would be created by the imposition of such a condition as part of its conditioned merger approval. Since federal preemption of Commission authority to review certain affiliate transactions of a registered holding company would constitute a serious problem, the Commission believes it is in the public interest to impose the condition discussed above.


VII. Other Authorization Requested

A.   Transfer of Certificate of Public Convenience and Necessity

In order to determine whether the Certificate of Public Convenience and Necessity presently held by the existing Nevada Power Company should be transferred to the new Nevada Power Co., the Commission must consider, pursuant to NRS 704.410(5),

(a) the utility service performed by the transferor and the proposed utility service of the transferee,

(b) other authorized utility services in the territory for which the transfer is sought, and

(c) whether the transferee is fit, willing and able to perform the services of a public utility and whether the proposed operation will be consistent with the legislative policies set forth in NRS 704.005 to 704.751, inclusive.

NRS 704.410(5)(a) The Commission has considered the utility services provided to date by the existing Nevada Power Company as well as the utility services to be provided by the post-merger Nevada Power Co. Nevada Power Co. will be restricted by law to performing only noncompetitive utility services; it must, pursuant to NRS 704.978 and 704.980, provide any and all potentially competitive services through one or more affiliates. As discussed during the course of this proceeding, Sierra Pacific Power Company and Nevada Power Company plan to evaluate and adopt the best practices of each utility.

NRS 704.410(5)(b) Sierra Pacific Power Company and Nevada Power Company presently operate in exclusive certificated service territories; there are no other utilities presently authorized to provide electric services in either territory. The Commission finds that it has satisfied its obligation to take any other authorized utility services into account in making its decision in this matter.

NRS 704.410(5)(c) The Commission must also consider whether Nevada Power Co. is fit, willing and able to perform the services of a public utility and whether the proposed operation will be consistent with the legislative policies set forth in NRS 704.005 to 704.751, inclusive. Both Sierra Pacific Power Company and Nevada Power Company have successfully operated as regulated public utilities in their respective jurisdictions for years. According to the evidence presented, as sister subsidiaries of Sierra Pacific Resources, they intend to compare each other's operations in order to determine whether current methods and procedures should be replaced by better ones. The Commission anticipates that the service which Nevada Power Co. will provide will not be any lesser in quality than that presently provided by Nevada Power Company. The Commission concludes that Nevada Power Co. is fit, willing and able to perform the services of a public utility. The proposed operation of Nevada Power Co. will be consistent with the legislative policies set forth in NRS 704.005 to 704.751, inclusive.

B.   Cancellation and Conversion of Common Stock

NRS 704.324 With respect to the proposed cancellation and conversion of common stock, the Commission must determine, pursuant to NRS 704.324(5), whether the Joint Applicants' request is for some lawful object, within the corporate purposes of the Joint Applicants and compatible with the public interest, necessary or appropriate for or consistent with the proper performance of service by Nevada Power Co. as a public utility, and whether it will impair the ability to perform that service. Provided that all the terms and conditions of this Order are met, the merger of Sierra Pacific Resources and Nevada Power Company will be in the public interest. The Commission can conclude that the cancellation and conversion of common stock, in the context of this proposed merger, is, in fact, a lawful objective within the corporate purposes of Sierra Pacific Resources and Nevada Power Company. In order for the two utility subsidiaries to function, the holding company must have the ability to issue securities and assume obligations. Therefore, the request is within the corporate purposes of the Joint Applicants and compatible with the public interest, and necessary or appropriate for or consistent with the proper performance of service as public utilities. The cancellation and conversion of common stock will not impair the ability of either Sierra Pacific Resources (through Sierra Pacific Power Company) or the new Nevada Power Co. to perform the services of public utilities.

Therefore, based on the foregoing findings of fact and conclusions of law, it is hereby ORDERED that:

1. The joint application of Sierra Pacific Resources, Sierra Pacific Power Company, and Nevada Power Company for approval of an agreement to merge, for authorization to cancel and convert common stock of Nevada Power Company to common stock of Sierra Pacific Resources, and for the transfer of the Certificate of Public Convenience and Necessity held by Nevada Power Company to the newly-formed Nevada Power Co., is CONDITIONALLY APPROVED and approved only to the extent set forth in this Compliance Order; in all other respects, the joint application is DENIED.

2. Before the merger shall be considered fully and finally approved, Nevada Power Company and Sierra Pacific Power Company shall take the following actions, consistent with the terms and conditions of this Compliance Order:

(a) file individual rate cases to establish actual revenue requirements pursuant to NRS 704.986 and the regulations adopted by this Commission, which revenue requirements shall be frozen for a period of three years,

(b) unbundle costs by functionalizing and allocating costs of services as ordered in Docket Nos. 97-11018 and 97-11028,

(c) divest generation assets as specified in a plan of divestiture filed with the Commission, including the elements set forth in the Commissions decision above and including a representation that the Joint Applicants intend to implement the plan as filed in good faith,

(d) submit, pursuant to NRS 704.983 and Commission regulation, an application to recover recoverable stranded costs for those services determined to be potentially competitive,

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
(e) agree to allocate proceeds from the sale of generating assets as specified above,

(f) agree to abide by the ratemaking treatment for costs and savings associated with the merger, which is specified above,

(g) agree to abide by the accounting and reporting requirements specified above,

(h) agree to hold ratepayers harmless with respect to any loss by NPC of its two-county tax-exempt status which stems from this merger,

(i) work with Staff to develop benchmarks for electric service quality as specified above,

(j) agree to provide to the Division of Consumer Complaint Resolution, as requested by the Division, all historical results and survey questions which relate to customer service, and

(k) agree to refrain from taking any action to become a registered holding company under the Public Utility Holding Company Act, and

(l) file a generation aggregation tariff and a proposal for an independent system administrator with the Federal Energy Regulatory Commission which are consistent with the requirements set forth above.

3. This Compliance Order does not constitute authorization to merge. Failure on the part of the Joint Applicants to comply with the terms of this Compliance Order may cause this Compliance Order to be vacated and the underlying Joint Application dismissed, unless the Commission otherwise orders.

4. The Commission retains jurisdiction for the purpose of correcting any errors which may have occurred in the drafting or issuance of this Compliance Order.

By the Commission,

JUDY M. SHELDREW, Chairman

LUCY A. STEWART, Commissioner

DONALD L. SODERBERG, Commissioner

Attest: JEANNE REYNOLDS, Commission Secretary

Dated: 1/4/99 Carson City, Nevada

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
                BEFORE THE PUBLIC UTILITIES COMMISSION OF NEVADA


Docket No. 98-7023

In Re Joint Application of NEVADA POWER

COMPANY, SIERRA PACIFIC POWER

COMPANY, and SIERRA PACIFIC RESOURCES

for approval of agreement and plan of merger.

------------------------------------------


At a general session of the Public Utilities Commission of Nevada, held at its offices on January 29, 1999.


PRESENT:

Chairman Judy M. Sheldrew

Commissioner Donald L. Soderberg

Commission Secretary Jeanne Reynolds


                        ORDER CLARIFYING COMPLIANCE ORDER

The Public Utilities Commission of Nevada ("Commission") makes the following findings:
1. On January 4, 1999, the Commission entered a Compliance Order in the above-captioned docket.
2. On January 11, 1999, the Joint Applicants filed a motion for clarification of portions of the Compliance Order and for an order shortening time. In this motion, the Joint Applicants have requested that the Commission (a) clarify portions of the Compliance Order, (b) rule on this motion for clarification on or before January 15, 1999, and (c) stay the running of the time period for filing petitions pursuant to NAC 703.801 while considering this motion or, in the alternative, extend the date for filing such petitions beyond January 19, 1999 so that any necessary petitions can be filed after the Commission has ruled on this motion for clarification.

3. On January 13, 1999 the Commission issued an Order which denied the Joint Applicants' request to shorten time for responses, established the date of January 21, 1999 for filing responses, and established the date of January 25, 1999 for any reply the Joint Applicants needed to file.
4. Responses to the Joint Applicant's motion were filed by the Regulatory Operations Staff of the Commission, the Utility Consumers Advocate, and the Southern Nevada Water Authority. The Joint Applicants filed a reply to these responses.
5. Upon consideration of the motion and responses filed thereto, the Commission believes that clarification of portions of its Compliance Order are warranted. Accordingly, the Compliance Order should be modified and/or clarified to the extent set forth in this order. The Commission will not address at this time the Joint Applicants' request for any extension of time (past January 19, 1999) in which to file petitions pursuant to NAC
     703.801. If any party of record files such a petition, that party will bear the burden of demonstrating that the petition could not have been filed on January 19, 1999, or that some other reason exists for its having been filed after January 19, 1999.
6. The Commission's Compliance Order of January 4, 1999 is clarified as follows:

SECTION II(C)(2(b) fourth paragraph, pp. 87-88:

The Commission understands the Joint Applicants' desire that shareholders share in the benefits of a successful divestiture process beyond simply recovering those costs determined to be recoverable stranded costs. Mr. Oldham repeatedly spoke of "incentives" to encourage the development of good practices in utility operations. However, the Commission believes management and shareholders also should face incentives to minimize stranded costs. Therefore, if the after-tax gain on the sale of the generation assets is greater than the Joint Applicants' recoverable stranded costs, taking into consideration statutory considerations enumerated in NRS 704.983, the remaining portion shall be available to FIRST buy down the GENERATION RELATED goodwill acquisition premium AND IF ANY PORTION REMAINS, IT SHALL BE AVAILABLE TO BUY DOWN THE NONCOMPETITIVE GOODWILL ACQUISITION PREMIUM in the manner set forth in Section III of this opinion. The Commission therefore encourages the utilities to aggressively seek to reduce their recoverable costs so as to increase the remainder of the gain available to buy down the goodwill acquisition premium. In the event that the Commission determines that there are no material recoverable costs due to the Joint Applicants pursuant to NRS 704.983, the Commission shall open a proceeding in order to determine the appropriate sharing of the gain on the sale of the assets between ratepayers and shareholders.

IF THE AFTER TAX GAIN FROM THE SALE OF THE GENERATION ASSETS IS NOT SUFFICIENT TO RECOVER THE GOODWILL ALLOCATED TO THOSE ASSETS, TAKING INTO CONSIDERATION THE STATUTORY CONSIDERATIONS ENUMERATED IN NRS 704.983, THE JOINT APPLICANTS MAY INCLUDE IN THE GENERAL RATE CASE (AS SET FORTH IN SECTION III) A REQUEST TO RECOVER THE GOODWILL ALLOCABLE TO GENERATION ASSETS UPON A SHOWING THAT THE DIVESTITURE OF THE GENERATION ASSETS RESULTED IN A MARKET FOR GENERATION SERVICES THAT PRODUCED MARKET PRICES THAT WERE LOWER THAN WHAT COULD HAVE BEEN ACHIEVED OTHERWISE.

ORDERING Paragraph 2 (c), (d) and (i):

(c) FILE a plan of divestiture with the Commission, including the elements set forth in the Commission's decision above and including a representation that the Joint Applicants intend to implement the plan as filed in good faith.

(d) AGREE TO submit, pursuant to NRS 704.983 and Commission regulation, an application to recover recoverable stranded costs for those services determined to be potentially competitive, IN ACCORDANCE WITH THE REGULATIONS ADOPTED IN DOCKET NO. 97-8001 CONCERNING SUCH FILING, WHICH INCLUDES THE VALUATION OF THE DIVESTED GENERATION ASSETS,

(i) AGREE TO work with Staff to develop benchmarks for electric service quality as specified above,

Therefore, based on the foregoing, it is hereby ORDERED that:

1. The Compliance Order entered in Docket No. 98-7023 is clarified and modified only to the extent set forth above; in all other respects, the Compliance Order remains unchanged.

2. The Commission retains jurisdiction for the purpose of correcting any errors which may have occurred in the drafting or issuance of this Order Clarifying Compliance Order.

By the Commission,

JUDY M. SHELDREW, Chairman

DONALD L. SODERBERG, Commissioner

Attest: JEANNE REYNOLDS, Commission Secretary

Dated: 2/1/99 Carson City, Nevada

                                       3